FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Minutes of the 505th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, February 17, 2011

2.	Summary of Minutes of the 504th Meeting of Board of Directors, Companhia Energética de Minas Gerais – CEMIG, January 27, 2011

3.	Summary of Minutes of the 502nd Meeting of Board of Directors, Companhia Energética de Minas Gerais – CEMIG, January 3, 2011

4.	Summary of Minutes of the 501st Meeting of Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 22, 2010

5.	Summary of Minutes of the 500th Meeting of Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 20, 2010

6.	Convocation and Proposal — Extraordinary General Shareholders’ Meeting, Companhia Energética de Minas Gerais – CEMIG, February 17, 2011

7.	Presentation – “Assessment of the new accounting rules for the electricity sector,” Companhia Energética de Minas Gerais – CEMIG, February 24, 2011

8.	Summary of Minutes of the 503rd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, January 20, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer
Date: March 10, 2011

1.               Summary of Minutes of the 505th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, February 17, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 505TH MEETING

Date, time and place:	February 17, 2011 at 1.30 p.m. at the company’s head office,
Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair: Dorothea Fonseca Furquim Werneck;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I                                            The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II                                        The Chairman stated that all the matters on the agenda had been examined by the Committees of the Board of Directors, and their approval recommended.

III                                    The Board approved:

a)              The proposal, by Board Member Lauro Sérgio Vasconcelos David, that the members of the Board of Directors should authorize their Chair to call an Extraordinary General Meeting of Stockholders to be held on March 24, 2011, at 10.30 a.m. to deal with the grant of an option to FIP Redentor to sell shares in the specific-purpose company Parati to Cemig; and in the event of there not being a quorum, to make second convocation within the legal period.

b)             Exceptionally, the amount for Personnel, Materials Services and Other items (PMSO), for the first quarter of 2011, also authorizing the other transactions of the Company necessary for their functioning.

c)              The minutes of this meeting.

IV                                   The Board authorized:

a)              Signature, as consenting party, of the contract with Cemig Capim Branco Energia S.A. and Cemig GT, for execution by Cemig GT, of services of operation and maintenance of: the Amador Aguiar I and II Hydroelectric Plants; the equipment associated with the entries of the Capim Branco 1 and 2 transmission lines into the Emborcação 138kV

Av. Barbacena 1200     Santo Agostinho   30190-131 Belo Horizonte, MG    Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

substation; and the Cruzeiro dos Peixotos Telecommunications Station; with period of validity of 48 months, conditional upon prior consent by Aneel.

b)             Bringing forward of the repurchase of the preferred shares owned by Centrais Elétricas Brasileiras S.A. (Eletrobrás) in Empresa Amazonense de Transmissão de Energia S.A. and Empresa Paraense de Transmissão de Energia S.A., in proportion to their 49.98% holding in the registered capital of each of the companies referred to, which should take place on a date prior to the next annual general meeting of the said companies to be held by April 2011.

V                                       The Board complemented Board Spending Decision (CRCA) 074/2010, with a view to alteration of the Stockholders’ Agreement of the specific-purpose company Parati S.A. Participações em Ativos de Energia Elétrica (“SPE Parati”), to be entered into between Cemig and Redentor Fundo de Investimento em Participações (“FIP Redentor”), having as consenting parties SPE Parati, Banco Santander (Brasil) S. A. (Santander), Banco Votorantim S. A. (Votorantim), BB Banco de Investimento S. A. (BB) and Banco BTG Pactual S. A. (BTG); and the subscription agreement to be signed between Cemig and FIP Redentor, having as consenting parties SPE Parati, Santander, Votorantim, BB and BTG.

VI                                   The Board proposed to the EGM, under and for the purposes of Article 256 of Law 6404/1976:

1)   Authorization of the grant by the Company, to Fundo de Investimento em Participações Redentor (“FIP Redentor”), of an unconditional and irrevocable Sell Option under which FIP Redentor shall have the right, at the end of the 60th month from the date of subscription of the shares in Parati S.A. Participações em Ativos de Energia Elétrica (“the Exercise Date”), to sell the totality of the shares belonging to FIP Redentor and Cemig shall have the obligation to buy them, or to indicate a third party which shall buy them, on payment of the Exercise Amount, equivalent to the amount paid at the time of the subscription of the shares of Parati S.A. Participações em Ativos de Energia Elétrica, plus the expenses (all expenses provenly incurred by FIP Redentor and/or by the Administrator of FIP Redentor, for its constitution and after its constitution, including expenses of auditing, and management and administration fees), less such dividends and Interest on Equity as are received in the period (in the case of Interest on Equity, the amount received shall be multiplied by 0.5721 for the purposes of calculation), all updated by the average rate for Interbank Certificates of Deposit published by Cetip (the Custody and Settlement Chamber) (“the CDI Rate”) plus a rate of 0.9% per year, pro rata tempore, from the date of its actual disbursement/payment to the Exercise Date of the Sell Option.

•  In the event of the Exercise Amount being higher than the amount paid-up by FIP Redentor at the time of the subscription of the shares of Parati S.A. Participações em Ativos de Energia Elétrica, an adjustment factor of (1/(1—0.4279) —1) shall be applied to the difference, to be added to the Exercise Amount.

•  The Option Exercise Date may be brought forward in any one of the following situations:

a)              non-compliance, by Cemig, with any obligations contained in the Definitive Documents (Subscription Agreement, Stockholders’ Agreement and Secondary Stockholders’ Agreement), if not cured within 30 (thirty) calendar days from receipt of the notice of non-compliance sent by FIP Redentor;

b)             disposal, transfer or assignment to third parties by Cemig of the Shares owned by it in Parati or of the rights and obligations arising therefrom, without prior written authorization from FIP Redentor, except (provided that Cemig’s co-obligation in relation to the obligations originally assumed is preserved) between wholly-owned or other subsidiaries of Cemig;

c)              decision, by any authority, ordering the carrying out of a public offering of shares for change of the control of Light S.A. (“Light”), unless Cemig bears all the costs and expenses arising from such decision;

d)             any termination of concession contracts of Cemig, or of its subsidiaries, that represents an amount of 40% (forty per cent) or more of the consolidated Ebitda generated by Cemig in the 12 (twelve) months prior to the date of this condition being found;

e)              termination of Light’s concession contract for distribution services;

f)                any stockholding reorganization, privatization or merger of Cemig that causes significant reduction of Cemig’s capacity to comply with any obligations assumed in the Definitive Documents, as judged by FIP Redentor, provided that such judgment is made with due grounds;

g)             liquidation of, intervention in, or dissolution or extinction of Cemig;

h)             application of new taxes on any transactions, payments owed or dividends, in the terms of the Definitive Documents, increase of such rates of taxes, or increases of the taxes themselves, as are already applicable to any transactions specified in the Definitive Documents, or identification of a tax liability not identified on today’s date, such as make or makes any transactions specified in the Definitive Documents unviable or inadvisable, in the judgment of FIP Redentor, provided that such judgment is made with due grounds;

i)                 if the ratio between Net Financial Indebtedness and Ebitda, measured six-monthly, in relation to the prior 12 (twelve) months, based on the revised or audited consolidated balance sheet (as applicable) of Cemig, is greater than 3.50x (three point five times);

j)                 non-approval of the Investment by the Administrative Economic Defense Council — CADE;

k)              occurrence of any of the following events:

(k.1)             if, by December 31, 2011, 100% (one hundred per cent) of the unit shares of Luce Investment Fund (“LIF”) have not been acquired, or if such acquisition has been carried out without the following prior conditions all having been met:

(i)                         that LIF shall hold a minimum of 75% (seventy five per cent) of the unit shares in Luce Brasil Fundo de Investimento em Participações (“FIP Luce”);

(ii)                      that FIP Luce shall have a stockholding interest of not less than 100% in the registered capital of Luce Empreendimentos e Participações S.A. (“Lepsa”) and that the latter shall have a stockholding of not less than 13.03% (thirteen point zero three per cent) in the registered capital of Light; and

(iii)                   that Fundação de Seguridade Social Braslight (“Braslight”) shall not have signed any agreement for sale nor offered the right of purchase of its units of FIP Luce, except in the event of Braslight having given to SPC Parati, through LIF, the right of preference for acquisition of the said units, while Cemig does not indicate a third party to acquire the interest held by BB Banco de Investimento S.A. (“BB”) and by Votorantim S. A. (“Votorantim”), in FIP Redentor for an amount equivalent to the Exercise Amount on the date of the actual acquisition, or such indicated third party not being accepted by BTG Alpha Participações Ltda. (“BTG Alpha”) or Santander (Brasil) S. A. (“Santander”);

(k.2)             in the event that Cemig sells, by the date of the Notification of the Sell Option, the direct stockholding interest of shares that are part of the controlling stockholding block of Light and the parties acquiring such interest are persons that have an interest, on the date of signature of the Stockholders’ Agreement, greater than 21.1% in the units of Fundo de Investimento em Participações PCP (“FIP PCP”) and have had administrative judgment given against them against which there is no further appeal for infringements against the National Financial System, inspected by the Brazilian Central Bank, and/or the securities market, inspected by the Brazilian Securities Commission, or have an interest, on the date of signature of the Stockholders’ Agreement, greater than 88.0% in the unit shares of Enlighted Partners Venture Capital (“Enlighted”) and have had administrative judgment given against them against which there is no further appeal for infringements against the National Financial System, inspected by the Brazilian Central Bank, and/or the securities market, inspected by the Brazilian Securities Commission, and Cemig does not appoint a third party to acquire the interest held by BB and by Votorantim in FIP Redentor for an amount equivalent to the Exercise Amount on the date of the actual acquisition, or if such third party is not accepted by BTG or by Santander; Payment of the Exercise Amount and the transfer of the shares owned by Parati shall be conditional upon prior approval of the transaction by the National Electricity Agency, Aneel. If authorization by Aneel is not obtained by the date of transfer of the shares or, at any moment, Aneel expressly refuses to authorize the transfers of the shares, except in the event of negligence or action with malicious intent on the part of FIP Redentor, the latter shall have the right to dispose of the shares either in or outside the securities market, and in the event of disposal outside a securities exchange environment it is agreed that the said sale may take place only if the price set is greater than or equal to the lowest of the prices found in a securities market, by the following three criteria:

i)                 average price of the shares of Light in the last trading session prior to the closing of the sale;

ii)              daily average of closing prices of the shares of Light for the last 30 (thirty) days; and

iii)    daily average of closing prices of the shares of Light for the last 90 (ninety) days.

If the amount calculated for the said disposal:

i)                 is less than the Exercise Amount, Cemig shall continue to be obliged to pay the difference;

(ii)          or if it is greater than the Exercise Amount, and only in the event of omission of the consent by Aneel or an express negative by Aneel to the transfer of the Acquisition Shares to Cemig, and if Cemig has complied with its contractual obligations, Cemig shall have the right to receive the positive

In any of the events, the expenses incurred by FIP Redentor arising from the process of sale shall be deducted from the financial amount of the disposal, and the penalties specified in Clause 6.5 of the Stockholders’ Agreement shall not be applicable.

The decision by the Extraordinary General Meeting of Stockholders that authorizes the grant to FIP Redentor of the Sell Option shall give rise to the possibility of exercise, by such holders of the Company’s common shares as dissent from the said decision, of the right to withdraw. The right to withdraw shall be held only in relation to the shares that the holders of the Company’s common shares provenly held on February 18, 2011.

2)        Appointment of Banco Bradesco BBI S.A. to prepare the Evaluation Opinion on Parati.

3)        Approval of the Economic and Financial Valuation Opinion on Parati, prepared by Bradesco BBI, in January 2011.

VII          The following spoke on general matters and business of interest to the Company:

The Board Members;
Chief Officer:	Luiz Fernando Rolla;
Manager:	João José Magalhães Soares.

The following were present:

Board members:	Dorothea Fonseca Furquim Werneck,	Djalma Bastos de Morais,
	Antônio Adriano Silva,	Arcângelo Eustáquio Torres Queiroz,
	Eduardo Borges de Andrade,	Francelino Pereira dos Santos,
	Guy Maria Villela Paschoal,	João Camilo Penna,
	Luiz Carlos Costeira Urquiza,	Maria Estela Kubitschek Lopes,
	Paulo Roberto Reckziegel Guedes,	Ricardo Coutinho de Sena,
	Saulo Alves Pereira Junior,	Renato Torres de Faria,
	Cezar Manoel de Medeiros,	Franklin Moreira Gonçalves,
	Lauro Sérgio Vasconcelos David,	Marco Antonio Rodrigues da Cunha,
	Paulo Sérgio Machado Ribeiro,	Tarcísio Augusto Carneiro;
Chief Officer:	Luiz Fernando Rolla;
Audit Board:	Aristóteles Luiz Menezes,	Vicente de Paulo Barros Pegoraro.
Vasconcellos Drummond,
Manager:	João José Magalhães Soares;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

2.               Summary of Minutes of the 504th Meeting of Board of Directors, Companhia Energética de Minas Gerais – CEMIG, January 27, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 504TH MEETING

Date, time and place:	January 27, 2011, at 9.30 a.m., at the Company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.
Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                The Chairman asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II                         The Board approved:

a)              The proposal made by the Chairman, to alter the composition of the following Committees of the Board of Directors:

•                  The Board of Directors Support Committee; The Corporate Governance and Sustainability Committee; The Human Resources Committee; The Strategy Committee; and The Committee for Business Development and Corporate Control of Subsidiaries and Affiliates.

b)             The minutes of this meeting.

III                     The board authorized signature, as consenting party, of Finance Facility Contract No. 10.2.1862.1 between the Brazilian Development Bank (BNDES) and Companhia de Transmissão Centroeste de Minas, with Furnas Centrais Elétricas S.A. (Furnas) and Centrais Elétricas Brasileiras S.A. (Eletrobrás) also as consenting parties; and acceptance, jointly with Eletrobrás, of the Financing Contract, as guarantors and principal payers, accepting responsibility until the final settlement of the Contract, for faithful and exact compliance with all the obligations assumed by Centroeste, the responsibility of each guarantor being limited to the proportions of the debt.

IV                    The Board oriented the representatives of Cemig at the Extraordinary General Meeting of Stockholders of Centroeste that decides on the matter described in Item III above, to vote in favor of that item on the agenda; and authorized the management of that Company to carry out all the acts necessary for implementation and formalization of the said Financing Contract.

V                           The following spoke on general matters and business of interest to the Company

The Chairman;
Board members:	Paulo Roberto Reckziegel Guedes, Luiz Carlos Costeira Urquiza,	Franklin Moreira Gonçalves, Otávio Marques de Azevedo;
Chief Officer:	Luiz Fernando Rolla.

The following were present:

Board members: Dorothea Fonseca Furquim Werneck, Antônio Adriano Silva, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes,

Paulo Roberto Reckziegel Guedes,

Paulo Márcio de Oliveira Monteiro,

Adriano Magalhães Chaves,

Franklin Moreira Gonçalves,

Marco Antonio Rodrigues da Cunha;

Arcângelo Eustáquio Torres Queiroz,

Guy Maria Villela Paschoal,

Luiz Carlos Costeira Urquiza,

Otávio Marques de Azevedo,

Saulo Alves Pereira Junior,

Ricardo Antônio Mello Castanheira,

Cezar Manoel de Medeiros,

Lauro Sérgio Vasconcelos David,

Paulo Sérgio Machado Ribeiro;

Chief Officer:	Luiz Fernando Rolla;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.               Summary of Minutes of the 502nd Meeting of Board of Directors, Companhia Energética de Minas Gerais – CEMIG, January 3, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 502ND MEETING

Date, time and place:	January 3, 2011 at 8.30 a.m. at the company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I                                The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of the meeting; all stated there was no such conflict of interest.

II                            The Board approved:

A.            The proposal, by the Chairman, that Márcio Augusto Vasconcelos Nunes should cease to be the Chief Officer for the Gas Division,

•                  and for election of:

•                  Mr. Fuad Jorge Noman Filho – Brazilian, married, economist, resident and domiciled in Nova Lima, Minas Gerais, at Alameda Antibes 157, Condomínio Riviera, CEP 34000.000, bearer of Identity Card 458339-SSPDF and of CPF 009880816-87, as Chief Officer for the Gas Division;

•                  Mr. Luiz Fernando Rolla – Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Ney Lambert 112, Belvedere, CEP 30320-440, bearer of Identity Card MG-1389219-SSPMG and CPF 195805686-34, as Chief Officer for Finance, Investor Relations and Financial Control of Holdings;

•                  Mr. Fernando Henrique Schüffner Neto – Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Martim de Carvalho 395/700, Santo Agostinho, CEP 30190-090, bearer of Identity Card M-1311632-SSP/MG and CPF 320008396-49, as Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates; and

•                  Ms. Maria Celeste Morais Guimarães – Brazilian, married, lawyer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Washington 660/101, Sion, CEP 30315-540, bearer of identity card 37745-OABMG and CPF 374076436-87, as Chief Counsel –

•                               the above changes to be for the same period of office as that of the other serving members of the Executive Board, that is to say until the first meeting of the Board of Directors to be held after the Annual General Meeting of Stockholders of 2012.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

B.            The proposal by Board Member Lauro Sérgio Vasconcelos David that the members of the Board of Directors should authorize their Vice-Chairman to call an Extraordinary General Meeting of Stockholders to be held on January 20, 2011, at 11 a.m., to deal with the changes to the bylaws and the orientation of vote mentioned below; and in the event of there not being a quorum, to make second convocation within the legal period.

C.            The minutes of this meeting.

III                        Appointment: The Board appointed Mr. Fuad Jorge Noman Filho as a sitting member of the Board of Directors and as Chief Executive Officer of Gasmig, to complete the present period of office or until his duly elected successor is sworn in.

IV                       Proposal to EGM: After suggestions from the Board Member Lauro Sérgio Vasconcelos David, the Board made the following proposal to the Extraordinary General Meeting of Stockholders:

A.            To change the Bylaws, as follows:

1-              Creation of the Institutional Relations and Communication Office and, consequently, change in the drafting of the head paragraph of Clause 18 of the Bylaws, to the following:

“Clause 18:                         The Executive Board shall be made up of 11 (eleven) Executive Officers, who may be stockholders, resident in Brazil, elected by the Board of Directors, comprising:

Chief Executive Officer;

Deputy Chief Executive Officer;

Chief Officer for Finance, Investor Relations and Financial Control of Holdings;

Chief Corporate Management Officer;

Chief Distribution and Sales Officer;

Chief Generation and Transmission Officer;

Chief Trading Officer;

Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates;

Chief Officer for the Gas Division;

Chief Counsel; and

Chief Institutional Relations and Communication Officer. ”

2-              Change to the drafting of the following parts of the head paragraph of Article 22: Subclauses “b” and “g” of Item I, Subclause “b” of Item III, and Subclause “d” of Item VIII, to transfer the activity of strategic planning from the Chief Officer for Finance, Investor Relations and Financial Control of Holdings to the Chief Executive Officer; and inclusion of Item XI, for definition of the attributions of the Chief Institutional Relations and Communication Officer – to the following drafting:

“Clause 22:                     Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the members of the Executive Board:

I – To the Chief Executive Officer:

…

b)             to coordinate the preparation, consolidation and implementation of the Company’s Multi-year Strategic Implementation Plan; in the case of the affiliated companies and jointly-controlled subsidiaries, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates; and in all cases with the participation of the other Chief Officers of the Company;

…

g)             to manage and direct the activities of internal auditing, the function of the Company’s Ombudsman, the Corporate Executive Office, and strategic planning;

…

III – To the Chief Officer for Finance, Investor Relations and Financial Control of Holdings:

…

b)             to coordinate the preparation and consolidation of the Company’s Annual Budget, in the case of the affiliated companies and jointly-controlled subsidiaries, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates; and in all cases with the participation of the other Chief Officers of the Company;

…

VIII – To the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates:

…

d)             to coordinate, jointly with the Chief Executive Officer, the preparation and consolidation of the Company’s Multi-Year Strategic Implementation Plan; and with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, of the Annual Budget in relation to the affiliated companies and subsidiaries;

…

XI –To the Chief Institutional Relations and Communication Officer:

a)              to coordinate the representation of the Company’s wholly-owned subsidiaries in relations with the regulatory agencies, in all institutional questions associated with the electricity sector;

b)             to coordinate the relationship of the Company’s wholly-owned subsidiaries with the institutions and agents of the energy sector, concession holders and sector associations;

c)              to coordinate the process involving sending of notifications to the regulatory agencies, jointly with the Chief Officers’ Departments involved;

d)             to coordinate preparation of the Institutional Policy of the Company’s wholly-owned subsidiaries, based on the Company’s Strategic Planning;

e)              to coordinate the accompaniment of proposals for regulatory acts that are published, through public hearings or consultations by the regulatory agencies and the Mining and Energy Ministry, and, jointly with the Chief Officers’ Departments involved, the statement of the Company’s position;

f)                to coordinate preparation and analysis of regulatory scenarios, ensuring that the impacts on the Company’s wholly-owned subsidiaries is evaluated, so as to provide supporting input for the Company’s strategic corporate planning;

g)             to coordinate the preparation of the Corporate Planning Policy of the Company’s wholly-owned subsidiaries;

h)             to coordinate actions for maintaining and strengthening of the credibility of the brand and reputation of the Company’s wholly-owned subsidiaries;

i)                 to coordinate actions in relation to preservation of the Memory Project of the Company’s wholly-owned subsidiaries, making continuous efforts on behalf of these Companies’ physical collections; and

j)                 to coordinate the planning, control and disclosure of the Company’s Institutional and administrative information.”

3-              Change in Paragraph 3 of Clause 21, as a result of the transfer of the activity of strategic planning from the Chief Officer for Finance, Investor Relations and Financial Control of Holdings to the Chief Executive Officer, the new drafting to be as follows:

“Clause 21-

...

§ 3                     The Company’s Multi-year Strategic Implementation Plan, and the Annual Budget, shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. They shall be prepared under coordination of the Chief Executive Officer, and the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, respectively; and, in relation to the affiliates and subsidiaries, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, and at all times, in all aspects, with the participation of all the Chief Officers’ Departments. The Multi-Year Strategic Implementation Plan and the Annual Budget shall be submitted to examination by the Executive Board and, subsequently, to approval by the Board of Directors.”

B.            Vote: That the representatives of Cemig in the Extraordinary General Meetings of Stockholders of Cemig D (Cemig Distribuição S.A.) and of Cemig GT (Cemig Geração e Transmissão S.A.) for changes in the Bylaws, to be held on the same day as that on which the EGM of Cemig for changes in the Bylaws is to be called, should vote in favor of the agenda.

V                                       The Chairman reported that the members of the Executive Board are now as follows:

CEO:	Djalma Bastos de Morais;
Deputy CEO:	Arlindo Porto Neto;
Chief Trading Officer:	Bernardo Afonso Salomão de Alvarenga;
Chief Officer for New Business Development and Corporate Control of Subsidiaries and Affiliates:	Fernando Henrique Schüffner Neto,
Chief Officer for the Gas Division:	Fuad Jorge Noman Filho;
Chief Distribution and Sales Officer:	José Carlos de Mattos;
Chief Officer for Finance, Investor Relations and Financial Control of Holdings:	Luiz Fernando Rolla;
Chief Generation and Transmission Officer:	Luiz Henrique de Castro Carvalho;
Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha; and
Chief Counsel:	Maria Celeste Morais Guimarães.

VI                      The Board Members elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

VII                   The Chairman stated that the Board Member Sérgio Alair Barroso, so as to facilitate re-composition of the Board of Directors of the Company, had presented his resignation from the posts of sitting Member and of Chairman of this Board, as per a letter in the Company’s possession, continuing to hold those posts until the Extraordinary General Meeting that decides on the re-composition of this Board of Directors, the official date of the resignation to be the date of that meeting.

VIII               Discussion: The Board Members made comments on general business and matters of interest to the Company.

The following were present:

Board members:	Djalma Bastos de Morais,	Saulo Alves Pereira Junior,
	Antonio Adriano Silva,	Adriano Magalhães Chaves,
	Arcângelo Eustáquio Torres Queiroz,	Renato Torres Faria,
	Eduardo Borges de Andrade,	Cezar Manoel de Medeiros,
	Francelino Pereira dos Santos,	Fernando Henrique Schüffner Neto,
	Guy Maria Villela Paschoal,	Franklin Moreira Gonçalves,
	João Camilo Penna,	Lauro Sérgio Vasconcelos David,
	Maria Estela Kubitschek Lopes,	Marco Antonio Rodrigues da Cunha,
	Paulo Roberto Reckziegel Guedes,	Newton Brandão Ferraz Ramos,
	Ricardo Coutinho de Sena,	Ricardo Antônio Mello Castanheira,
Tarcísio Augusto Carneiro.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

4.               Summary of Minutes of the 501st Meeting of Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 22, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 501TH MEETING

Date, time and place:	December 22, 2010 at 2.30 p.m. at the company’s head office,
Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I                                The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II                            The Board approved:

a.               Increase in the capital of Transchile Charrúa Transmisión S.A., in the amount of US$10,460,005.00, of which US$5,125,402.45 is the amount under the responsibility of Cemig, from US$47,233,672.00 to US$57,693,677.00. This increase in capital is to be submitted to the next Annual General Meeting of Stockholders of Cemig;

b.              Exceptionally, the amount for Personnel, Materials Services and Other items (PMSO), for the first two months of 2011, also authorizing the other transactions of the Company necessary for their functioning.

c.               The minutes of this meeting.

III                        The board authorized constitution of a special-purpose company, by Light Esco Prestação de Serviços S.A. (Light Esco), in partnership with the company Gás Natural Serviços (GNS), respectively holding 80% and 20% other shares, the object of which will be provision of services construction, operation and maintenance of a co-generation facility the supply utilities to the client Coca-Cola/Rio de Janeiro Refrescos (RJR).

IV                       The Board granted annual paid leave, in the period December 24, 2010 to January 12, 2011, to the CEO, Mr. Djalma Bastos de Morais.

V                           The board oriented vote in favor of the agenda by the representative of Cemig at the Extraordinary General Meeting of Stockholders (Junta de Accionistas) of Transchile Charrúa Transmisión S.A. that will decide on the following:

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

•                  Approval of the above-mentioned capital increase.

•                  Approval of the price for placement of the shares to be issued at the time of the capital increase.

•                  Changes to the Bylaws to reflect the above alterations.

•                  The pronouncement on the rights and option for subscription of the new shares.

•                  Granting of powers to the Board of Directors (Directorio) for issuance and placement of the new shares.

VI                       The Board ratified the vote in favor, by the representatives of Cemig in the Meeting of the Board of Directors of Light S.A., in relation to the creation of the special-purpose company mentioned in item III above; and signature, by this special-purpose company, of the contract with the client RJR.

VII                   Meetings calendar: The Board decided the calendar for probable dates of Board meetings in 2011.

VIII              Discussion: The Board Members and the Chief Officer Luiz Fernando Rolla made comments on general matters and business of interest to the Company.

The following were present:

Board members:

Sergio Alair Barroso,
Djalma Bastos de Morais,
Antonio Adriano Silva,
Arcângelo Eustáquio Torres Queiroz,
Eduardo Borges de Andrade,
Francelino Pereira dos Santos,
Guy Maria Villela Paschoal,
João Camilo Penna,
Paulo Roberto Reckziegel Guedes,
Saulo Alves Pereira Junior,
Ricardo Coutinho de Sena,

Adriano Magalhães Chaves,
Fernando Henrique Schuffner Neto,
Cezar Manoel de Medeiros,
Franklin Moreira Gonçalves,
Lauro Sérgio Vasconcelos David,
Newton Brandão Ferraz Ramos,
Marco Antonio Rodrigues da Cunha,
Paulo Sérgio Machado Ribeiro,
Paulo Márcio de Oliveira Monteiro,
Ricardo Antônio Mello Castanheira,
Tarcisio Augusto Carneiro;

Chief Officer:	Luiz Fernando Rolla;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

5.     Summary of Minutes of the 500th Meeting of Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 20, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 500TH MEETING

Date, time and place:	December 20, 2010 at 2.30 p.m. at the company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I

The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II	The Board approved:

a)

incentive-bearing donations to the Vita Vida project, of the Voluntary Social Assistance Service (Servas), and to Parque Escola Cariúnas, of the Sociedade Artística Mirim of Belo Horizonte (the Cariúnas Project), both duly approved by the Minas Gerais State Council for Children and Adolescents.

	b)	The minutes of this meeting.

III

The Board re-ratified CRCA-061/2005, changing the estimated value for the contracting of services of supply of temporary manpower, the difference being prorated between Cemig, Cemig D and Cemig GT, the other terms of that CRCA being unchanged.

IV

Withdrawal from the agenda: The item relating to signing of a contract with Gasmig for non-remunerated use of part of a real estate property at Quarteirão 18 of Cidade Industrial, Contagem, Minas Gerais, was withdrawn from the agenda.

V	Comments: The Board Member João Camilo Penna made comments on general business and matters of interest to the Company.

The following were present:

Board members:

Sérgio Alair Barroso,

Djalma Bastos de Morais,

Antônio Adriano Silva,

Arcângelo Eustáquio Torres Queiroz,

Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Maria Estela Kubitschek Lopes,

Paulo Roberto Reckziegel Guedes,

Ricardo Coutinho de Sena,

Saulo Alves Pereira Junior,

Adriano Magalhães Chaves,

Ricardo Antônio Mello Castanheira,

Cezar Manoel de Medeiros,

Lauro Sérgio Vasconcelos David,

Marco Antonio Rodrigues da Cunha,

Newton Brandão Ferraz Ramos,

Tarcísio Augusto Carneiro;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.               Convocation and Proposal – Extraordinary General Shareholders’ Meeting, Companhia Energética de Minas Gerais – CEMIG, February 17, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on March 24, 2011 at 10.30 a.m. at the company’s head office, Av. Barbacena 1200, 21st floor, in the city of Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1)             Authorization of the grant, by the Company, to Fundo de Investimento em Participações Redentor – FIP Redentor, of an option to sell to Cemig, at the end of the 60th month from the date of subscription of the shares of Parati S.A. Participações em Ativos de Energia Elétrica (Parati S.A.), the totality of the shares owned by FIP Redentor in Parati S.A., with Cemig having the obligation to buy such shares, or to appoint a third party that shall buy them.

2)             Appointment of Banco Bradesco BBI S.A. to prepare the Valuation Opinion valuing Parati S.A. Participações em Ativos de Energia Elétrica, in accordance with Paragraphs 1 and 6 of Article 8 of Law 6404/1976.

3)             Approval of the Economic-Financial Valuation Opinion on Parati S.A. Participações em Ativos de Energia Elétrica, prepared by Bradesco BBI S.A. in January 2011, in accordance with the terms of Paragraphs 1 and 6 of Article 8 of Law 6404/1976.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/1976, as amended, and the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by August 22, 2011, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, February 17, 2011,

Dorothea Fonseca Furquim Werneck

Chairman of the Board of Directors

PROPOSAL

BY THE

BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON MARCH 24, 2011.

Dear Stockholders:

We, the Board of Directors of Companhia Energética de Minas Gerais – Cemig,

• WHEREAS:

1)                          under the Share Purchase Agreement signed on December 30, 2009 between Cemig and Fundo de Investimento em Participações PCP (“FIP PCP”), in which Equatorial Energia S.A. (“Equatorial”) is consenting party, it is agreed that Cemig or a company in which Cemig holds a minimum equity interest of 20% will acquire 55.41% of the voting and total stock held by FIP PCP in Redentor Energia S.A. (“Redentor”), a company listed on the Novo Mercado of the BM&FBovespa, which holds 100% of Rio Minas Energia Participações S.A. (“RME”), which in turn holds 13.03% of the shares of Light S.A. (“Light”), signing of this contract having been authorized by the Board of Directors through CRCA 080/2009, of December 30, 2009;

2)                          the minority stockholders of Redentor (44.59% of the registered capital) will have the right to sell their shares to the purchaser for the same amount paid for the shares that are in the controlling stockholding block, through a Public Offering for Acquisition of Shares in a Sale of Control (“the Public Offering”), in the terms of Article 254-A of Law 6404/1976;

3)                          in view of the financial obligations involved in the acquisitions, the analyses made by Cemig have indicated that, as the best alternative, the acquisitions should be made in partnership with a financial partner which would acquire part of the shares and receive, in consideration, an option to sell those shares to Cemig, with a minimum guaranteed remuneration – and this financial partner would be an Equity Investment Fund (FIP), the unit holders of which would be financial institutions interested in participating in projects of low performance risk, that are already being operated by a company with proven operational excellence, and in earning an attractive return;

4)                          the alternative of acquisition of assets in partnership with an FIP was recently used by Cemig in the acquisition of Terna Participações S.A., which showed itself to be an attractive investment opportunity for the market and, for Cemig, an efficient instrument of partnership with the private sector;

5)                          on February 25, 2010, through CRCA 004/2010, the Board of Directors of Cemig decided to authorize the partnership of Cemig with BTG Alpha Participações Ltda. (“BTG Alpha”), and, subsequently, with its successor, Fundo de Investimento em Participações Redentor (“FIP Redentor”), for acquisition of the equity interest owned by FIP PCP in Light, through the company named Parati S.A. Participações em Ativos de Energia Elétrica (“Parati”);

6)                         on March 24, 2010, Cemig signed a Share Purchase Agreement with Enlighted Partners Venture Capital (“Enlighted”), a limited liability company established in Delaware, USA, granting an Option to Sell 100% of the rights of participation in Luce Investment Fund, which holds 75% of the units of Luce Brasil Fundo de Investimento em Participações (“FIP Luce”), which, in turn, is the indirect owner of 13.03% (thirteen point zero three per cent) of the registered capital of Light S.A. – and this Option to Sell could be exercised between October 1 and 6, 2010, and signature of this contract was authorized by the Board of Directors through CRCA 007/2010, of March 19, 2010;

7)                          the remaining 25% of the equity in FIP Luce is held by Fundação de Seguridade Social Braslight (“Braslight”), and, with Enlighted exercising the Option to Sell, Braslight will have the right to exercise joint sale of the totality of its holding, as specified in an existing Unit Holders’ Agreement governing FIP Luce;

8)                          on October 6, 2010, Enlighted exercised the said Option to Sell and, consequently, Braslight also stated its desire to exercise its right of joint sale, so that Cemig or a third party indicated by it will have to acquire 100% of the units of FIP Luce, which will represent the acquisition of a further 13.03% of the registered and voting capital of Light;

9)                         Cemig intends to assign all the rights and obligations specified in the contracts referred to above to Parati, the purpose of this being to enable continuation of its policy of expansion through other acquisitions, maintaining its indebtedness capacity, and also allowing maintenance of the debts contracted by Light, since that company would not become a company subject to state control and, in addition, neither would it be subject to the rules governing containment of credit to the public sector;

10)                    the objects of Parati will be to acquire the shares that represent up to 26.06% of equity participation in the voting and total capital of Light, held, indirectly, by the FIP PCP, and by Enlighted;

11)                   FIP Redentor has as its unit holders Banco Santander (Brasil) S.A. (“Santander”), Banco Votorantim S.A. (“Votorantim”), BB Banco de Investimento S.A. (“Banco do Brasil”) and Banco BTG Pactual S.A. (“BTG Pactual”), the latter being the administrator of the Fund;

12)                   paying-up by FIP Redentor and by Cemig of their respective holdings in the registered capital of Parati will take place exclusively in Brazilian currency and will be in such a way as results in final ownership by Cemig of up to 25%, and by FIP Redentor of at least 75%, of the total registered capital of Parati, distributed as follows:

(i)                         Common shares: up to 50% held by Cemig, and 50% or more held by FIP Redentor; and

(ii)                      Preferred shares: 100% held by FIP Redentor;

13)                   the estimated amounts of the disbursements necessary for finalization of the transaction, including for the settlement of the Public Offering of shares in Redentor, in proportion to the stockholdings of the respective stockholders in Parati, are R$ 379 million for Cemig, and R$ 1.136 billion for FIP Redentor, at January 2011 prices;

14)                   as part of the negotiation the Parties agreed that Cemig shall grant an unconditional and irrevocable option, exclusively to FIP Redentor (and not to any of its unit holders) (“the Option to Sell”), under which FIP Redentor will have the right, at the end of the 60th month from the date of subscription of the shares in Parati (“the Exercise Date”), to sell the totality of the shares in Parati belonging to FIP Redentor (“the Acquisition Shares”), and Cemig shall have the obligation to buy them, or to indicate a third party which shall buy them, on payment of the exercise amount (“the Exercise Amount”), equivalent to the amount paid at the time of paying-up of the shares, plus expenses (all expenses that are provenly incurred by FIP Redentor and/or by the Administrator of FIP Redentor, for its constitution and after its constitution, including expenses of auditing, and management and administration fees), less such dividends and Interest on Equity as are received in the period (in the case of Interest on Equity, the amount received shall be multiplied by 0.5721 for the purposes of calculation), all updated by the average rate for Interbank Certificates of Deposit published by Cetip (the Custody and Settlement Chamber) (“the CDI Rate”) plus a rate of 0.9% per year, pro rata tempore, from the date of its actual disbursement / payment to the Exercise Date of the Option to Sell;

15)                    the Option Exercise Date may be brought forward in any one of the following situations:

a)              non-compliance, by Cemig, with any obligations contained in the Definitive Documents (Subscription Agreement, Stockholders’ Agreement and Secondary Stockholders’ Agreement), if the said non-

compliance is not cured within 30 (thirty) calendar days from receipt of the notice of non-compliance sent by FIP Redentor;

b)             disposal, transfer or assignment to third parties by Cemig of the Shares owned by it in Parati or of the rights and obligations arising therefrom, without prior written authorization from FIP Redentor, except (provided that Cemig’s co-obligation in relation to the obligations originally assumed is preserved) between wholly-owned or other subsidiaries of Cemig;

c)              decision, by any authority, ordering the carrying out of a public offering of shares for change of the control of Light, unless Cemig bears all the costs and expenses arising from such decision;

d)             any termination of concession contracts of Cemig, or of its subsidiaries, that represents an amount of 40% (forty per cent) or more of the consolidated Ebitda generated by Cemig in the 12 (twelve) months prior to the date of this condition being found;

e)              termination of Light’s distribution services concession contract;

f)                any stockholding reorganization, privatization or merger of Cemig that causes significant reduction of Cemig’s capacity to comply with any obligations assumed in the Definitive Documents, as judged by FIP Redentor, provided that such judgment is made with due grounds;

g)             liquidation, intervention, dissolution or extinction of Cemig;

h)             application of new taxes on any transactions, payments payable and dividends, in the terms of the Definitive Documents, increase of rates of taxes or of the taxes themselves that already are applicable to any transactions specified in the Definitive Documents, or identification of a tax liability not identified on today’s date, such as make or makes any transactions specified in the Definitive Documents unviable or inadvisable, in the judgment of FIP Redentor, provided that such judgment is made with due grounds;

i)                 if the ratio between Net Financial Indebtedness and Ebitda, measured six-monthly, in relation to the prior 12 (twelve) months, based on the revised or audited consolidated balance sheet (as applicable) of Cemig, is greater than 3.50x (three point five times);

j)                 non-approval of the Investment by CADE;

k)              any of the following events:

(k.1)            if, by December 31, 2011, 100% (one hundred per cent) of the unit shares of Luce Investment Fund (“LIF”) have not been acquired, or if such acquisition has been carried out without the following prior conditions all having been met:

(i)           that LIF shall hold a minimum of 75% (seventy five per cent) of the unit shares in Luce Brasil Fundo de Investimento em Participações (“FIP Luce”);

(ii)        that FIP Luce shall have a stockholding of not less than 100% (one hundred per cent) in the registered capital of Luce Empreendimentos e Participações S.A. (“LEPSA”) and that the latter shall have a stockholding of not less than 13.03% (thirteen point zero three per cent) in the registered capital of Light; and

(iii)     that Fundação de Seguridade Social Braslight (“Braslight”) shall not have signed any agreement for sale nor offered the right of purchase of its unit shares of FIP Luce, except in the event of Braslight having given to Parati, through LIF, the right of preference for acquisition of the said unit shares, and of Cemig not indicating a third party to acquire the interest held by BB and by Votorantim in FIP Redentor for an amount equivalent to the Exercise Amount on the date of the actual acquisition, or such indicated third party not being accepted by BTG or Santander;

(k.2)              in the event that Cemig sells, by the date of the Notice of the Option to Sell, the direct stockholding interest of shares that comprise the controlling stockholding block of Light and the parties acquiring such interest are persons that have an interest, on the date of signature of the Stockholders’ Agreement, greater than 21.1% in the units of Fundo de Investimento em Participações PCP (“FIP PCP”) and have had administrative judgment given against them against which there is no further appeal for infringements against the National Financial System, inspected by the Brazilian Central Bank, and/or the securities market, inspected by the Brazilian Securities Commission, or have an interest, on the date of signature of the Stockholders’ Agreement, greater than 88.0% in the unit shares of Enlighted Partners Venture Capital (“Enlighted”) and have had administrative judgment given against them against which there is no further appeal for infringements against the National Financial System, inspected by the Brazilian Central Bank, and/or the securities market, inspected by the Brazilian Securities Commission, and Cemig does not appoint a third party to acquire the interest held by BB and by Votorantim in FIP Redentor for an amount equivalent to the Exercise Amount on the date of the actual acquisition, or if such third party is not accepted by BTG or Santander;

16)                    a further item of the negotiation agreed is that, in the event of the Exercise Amount being higher than the amount paid-up by FIP Redentor at the time of the subscription of the shares of Parati, an adjustment factor of (1/(1–0.4279)–1) shall be applied to the difference, to be added to the Exercise Amount;

17)                    the Option to Sell shall be exercised by FIP Redentor, upon written notice to Cemig of its intention to exercise the Option to Sell, given with minimum prior notice of 240 (two hundred and forty) days prior to the last day of the sixtieth month counted from the first injection of capital by FIP Redentor in Parati (“the Exercise Date”);

18)                    if Cemig wishes to indicate a third party to acquire the shares of Parati,

(i)            such indication must be made by written notice to FIP Redentor and to the Unit Holders, given at least 210 (two hundred and ten) calendar days prior to the Exercise Date, and

(ii)          Cemig shall continue to have joint liability with this third party, for the acquisition of the Acquisition Shares;

19)                    if the Option to Sell is exercised, the payment of the Exercise Amount and the transfer of the shares of Parati are conditional upon prior approval of the transaction by the National Electricity Agency, Aneel;

20)                    if the Consent of Aneel is not obtained by the date of transfer of the shares or, at any moment, Aneel expressly refuses to authorize the transfer of the shares, except in the event of negligence or action with malicious intent on the part of FIP Redentor, the latter shall have the right to dispose of the shares either on or outside the securities market, and in the event of disposal outside a securities exchange environment it is agreed that the said sale may take place only if the price set is greater than or equal to the lowest of the prices found in a securities market, by the following three criteria:

(i)                         average price of the shares of Light in the last trading session prior to the closing of the sale;

(ii)                    daily average of closing prices of the shares of Light for the last 30 (thirty) days; and

(iii)                 daily average of closing prices of the shares of Light for the last 90 (ninety) days; and

• if the amount specified for the said disposal:

(i)           is less than the Exercise Amount, Cemig shall continue to be obliged to pay the difference; or

(ii)        if it is greater than the Exercise Amount, and only in cases of omission of the consent by Aneel or an express negative by Aneel to the transfer of the Acquisition Shares to Cemig, and if Cemig has complied with its contractual obligations, Cemig shall have the right to receive the positive excess difference, multiplied by 1 (the number One) less the Adjustment Factor;

• and in any of these events, the expenses incurred by FIP Redentor arising from the process of sale shall be deducted from the financial amount of the disposal, and the penalties specified in Clause 6.5 of the Stockholders’ Agreement shall not be applicable;

21)                    grant of the Option to Sell is in line with the Long-term Strategic Plan, which specifies growth of Cemig in all the market segments in which it operates, signaling a positive outlook for the Company’s cash position, with the possibility, also, of increase of the value of dividends distributed, within the terms of its Bylaws;

22)                    on October 20, 2010, the Corporate Governance Committee of the State of Minas Gerais issued an opinion in favor of the transaction, as per Official Letter CCGPGF Nº 240/2010, attached;

23)                    under Paragraph 1 of Clause 1 of the Bylaws of Cemig it is a competency of Cemig’s Board of Directors to authorize acquisition of interests in the capital of other companies;

24)                    it is the competency of the Extraordinary General Meeting to authorize the grant by the Company of the Option to Sell, in view of the provisions of Article 256 of Law 6404/1976, since, in the event that the Option to Sell is exercised by FIP Redentor and if Cemig does not indicate a third party to acquire the shares, Cemig will be obliged to acquire control of Parati, it not being possible to state at the present moment whether in 60 months’ time the acquisition referred to will constitute a significant investment for Cemig, nor indeed to calculate whether the shares will exceed one and a half times any of the amounts specified in Item II of Article 256 of Law 6404/1976;

25)                    on December 6, 2010, the Board of Directors of Cemig decided to propose, to the Extraordinary General Meeting of Stockholders, under and for the purposes of Article 256 of Law 6404/1976, authorization of the grant of the Option to Sell;

26)                    the grant of the Option to Sell was contained in item “C” of the agenda of the Extraordinary General Meeting of Stockholders scheduled for December 22, 2010, at 11 a.m., as per the Convocation Notice published on December 6, 2010;

27)                    on December 21, 2010, the Company received CVM Official Letter CVM/SEP/GEA-3/Nº 1211/10, advising of the decision by the Council of the Securities Commission (“CVM”) to postpone the General Meeting, due to its recognition that, by reason of its complexity, the matter contained in Item “C” of the agenda would require a greater period to be ascertained and analyzed by the stockholders, as per a request filed with the CVM on December 13, 2010, by the stockholder Tempo Capital Principal Fundo de Investimento de Ações, for interruption of the period of prior notice for convocation of the Company’s Extraordinary General Meeting of Stockholders;

28)                    in view of the said Official Letter from the CVM, Cemig informed its stockholders and the market in general that, in relation to the Extraordinary General Meeting of Stockholders scheduled for December 22, 2010 at 11 a.m., item “C” of the Convocation Notice published on December 6, 2010 had been withdrawn from the agenda;

29)                    a new convocation of the General Meeting of Stockholders, to decide on the grant of the Option to Sell, now becomes necessary;

30)                    the General Meeting of Stockholders will be called to decide on possible acquisition of control of another company, and it is necessary that Cemig should present the information required in Appendix 19 of CVM Instruction 481/2009, specified in the attached document;

31)                    approval by the General Meeting of Stockholders is necessary for appointment of a specialized company to prepare the Valuation Opinion on the assets of Parati (“the Opinion”), and for the opinion itself, under Paragraphs 1 and 6 of Clause 8 of Law 6404/1976;

32)                    Banco Bradesco BBI S.A. (“Bradesco BBI”), because it has wide experience in operating as financial adviser in mergers and acquisitions, being certified by Anbima (the Brazilian Association of Financial and Capital Market Entities) and because it has presented the best work proposal, has been contracted to prepare the said Opinion;

33)                    in accordance with this Opinion, the value of the shares of Parati, when assessed by the Discounted Cash Flow method, is between R$ 0.92 and R$ 1.03 per share, and when assessed by valuation of Stockholders’ Equity at Market Price is R$ 0.89 per share;

34)                    if the amount to be paid for the shares of Parati exceeds one and a half times the largest of the three amounts specified in Item II of Article 256 of Law 6404/1976, “any stockholder not agreeing with the decision of the stockholders’ meeting that approves it shall have the right to withdraw from the company, for reimbursement of the value of its shares, in accordance with Article 137, subject to the provisions of its Sub-item II”, as specified by Paragraph 2 of the said Article 256;

35)                    since it is not possible to state whether in 60 months’ time the acquisition price referred to will exceed one and a half times any of the amounts specified in Sub-item II of Article 256 of Law 6404/1976, the management of Cemig should, for the purposes of caution, decide to grant the right to withdraw to dissident holders of common shares;

36)                    any holders of common shares that disagree with the decision of the General Meeting of Stockholders of Cemig shall have a period of 30 (thirty) calendar days from publication of the respective minutes of the said meeting, to claim from the Company, by notice, reimbursement of their shares (Article 137, IV);

37)                    since the Bylaws of Cemig do not establish the amount of reimbursement, their calculation shall be based on the stockholders’ equity of Cemig stated in the last previous balance sheet approved by the Annual General Meeting of Stockholders;

38)                    the stockholders’ equity contained in the last balance sheet approved by Cemig, raised on December 31, 2009, is R$ 16.57 per share and represents the value of the stockholders’ equity divided by the number of shares (excluding the shares held in Treasury);

39)                    the General Meeting of Stockholders is scheduled for March 2011, and it is possible that dissident stockholders may request the raising of a balance sheet at December 31, 2010 for calculation of the amount of the reimbursement, as specified in Paragraph 2 of Article 45 of Law 6404/1976;

40)                    the financial statements of Cemig at December 31, 2010 are being prepared in accordance with the new accounting rules issued by the Accounting Statements Committee, and an increase in the equity value of the shares is expected, resulting in an amount estimated between R$ 18.00 and R$ 19.00 per share, due to the new valuation of the Company’s fixed assets and other effects arising from the harmonization of accounting with international standards;

41)                    since the matter to be decided in general meeting of stockholders will give rise to the right to withdraw, Cemig should provide the information indicated in Appendix 20 to CVM Instruction 481/2009, and this document is attached;

42)                    the matter was analyzed by the office of Cemig’s Chief Counsel, as per Legal Opinion JR/SC Nº 15,718, of February 10, 2011;

• do now propose to you, under and for the purposes of Article 256 of Law 6404/1976:

1)              Authorization of the grant by Cemig, to Fundo de Investimento em Participações Redentor (“FIP Redentor), of an unconditional and irrevocable option (“the Option to Sell”), under which FIP Redentor shall have the right, at the end of the 60th month from the date of subscription of the shares in Parati S.A. Participações em Ativos de Energia Elétrica (“the Exercise Date”), to sell the totality of the shares belonging to FIP Redentor, and Companhia Energética de Minas Gerais (Cemig) shall have the obligation to buy them, or to indicate a third party which shall buy them, on payment of the exercise amount (“the Exercise Amount”), equivalent to the amount paid at the time of paying-up of the shares of Parati S. A. Participações em Ativos de Energia Elétrica (“Parati”), plus expenses (all expenses provenly incurred by FIP Redentor and/or by the Administrator of FIP Redentor, for its constitution and after its constitution, including expenses of auditing, and management and administration fees), less such dividends and Interest on Equity as are received in the period (in the case of Interest on Equity, the amount received shall be multiplied by 0.5721 for the purposes of calculation), all updated by the average rate for Interbank Certificates of Deposit published by Cetip (the Custody and Settlement Chamber) (“the CDI Rate”) plus a rate of 0.9% per year, pro rata tempore, from the date of its actual disbursement/payment to the Exercise Date of the Option to Sell;

and the Option Exercise Date may be brought forward in any one of the following situations:

a)              non-compliance, by Cemig, with any obligations contained in the Definitive Documents (Subscription Agreement, Stockholders’ Agreement and Secondary Stockholders’ Agreement), if the said non-compliance is not cured within 30 (thirty) calendar days from receipt of the notice of non-compliance sent by FIP Redentor;

b)             disposal, transfer or assignment to third parties by Cemig of the Shares owned by it in Parati or of the rights and obligations arising therefrom, without prior written authorization from FIP Redentor, except (provided that Cemig’s co-obligation in relation to the obligations originally assumed is preserved) between wholly-owned or other subsidiaries of Cemig;

c)              decision, by any authority, ordering the carrying out of a public offering of shares due to change of the control of Light S.A. (“Light”), unless Cemig bears all the costs and expenses arising from this decision;

d)             any termination of concession contracts of Cemig, or of its subsidiaries, that represents an amount of 40% (forty per cent) or more of the consolidated Ebitda generated by Cemig in the 12 (twelve) months prior to the date of this condition being found;

e)              termination of Light’s concession contract for distribution services;

f)                any stockholding reorganization, privatization or merger of Cemig that causes significant reduction of Cemig’s capacity to comply with any obligations assumed in the Definitive Documents, as judged by FIP Redentor, provided that such judgment is made with due grounds;

g)             liquidation, intervention, dissolution or extinction of Cemig;

h)             application of new taxes on any transactions, payments payable and dividends, in the terms of the Definitive Documents, increase of rates of taxes or of the taxes themselves that already are applicable to any transactions specified in the Definitive Documents, or identification of a tax liability not identified on today’s date, such as make or makes any transactions specified in the Definitive Documents unviable or inadvisable, in the judgment of FIP Redentor, provided that such judgment is made with due grounds;

i)                 if the ratio between Net Financial Indebtedness and Ebitda, measured six-monthly, in relation to the prior 12 (twelve) months, based on the revised or audited consolidated balance sheet (as applicable) of Cemig, is greater than 3.50x (three point five times);

j)                 non-approval of the Investment by the Administrative Economic Defense Council — CADE;

k)              occurrence of any of the following events:

(k.1)             if, by December 31, 2011, 100% (one hundred per cent) of the unit shares of Luce Investment Fund (“LIF”) has not been acquired, or if such acquisition has been carried out without the following prior conditions all having been met:

(i)             that LIF shall hold a minimum of 75% (seventy five per cent) of the unit shares in Luce Brasil Fundo de Investimento em Participações (“FIP Luce”);

(ii)          that FIP Luce shall have a stockholding of not less than 100% (one hundred per cent) in the registered capital of Luce Empreendimentos e Participações S.A. (“LEPSA”) and that the latter shall have a stockholding of not less than 13.03% (thirteen point zero three per cent) in the registered capital of Light; and

(iii) that Fundação de Seguridade Social Braslight (“Braslight”) shall not have signed any agreement for sale nor offered the right of purchase of its unit shares of FIP Luce, except in the event of Braslight having given to the SPC Parati, through LIF, the right of preference for acquisition of the said unit shares, and of Cemig not indicating a third party to acquire the interest held by BB Banco de Investimento S.A. (“Banco do Brasil”) and by Votorantim S. A. (“Votorantim”) in FIP Redentor for an amount equivalent to the Exercise Amount on the date of the actual acquisition, or such indicated third party not being accepted by BTG Alpha Participações Ltda. (“BTG Alpha”) or Santander (Brasil) S.A. (“Santander”);

(k.2) in the event that Cemig sells, by the date of the Notice of the Option to Sell, the direct stockholding interest of shares that comprise the controlling stockholding block of Light and the parties acquiring such interest are persons that have an interest, on the date of signature of the Stockholders’ Agreement, greater than 21.1% in the units of Fundo de Investimento em Participações PCP (“FIP PCP”) and have had administrative judgment given against them against which there is no further appeal for infringements against the National Financial System, inspected by the Brazilian Central Bank, and/or the securities market, inspected by the Brazilian Securities Commission, or have an interest, on the date of signature of the Stockholders’ Agreement, greater than 88.0% in the unit shares of Enlighted Partners Venture Capital (“Enlighted”) and have had administrative judgment given against them against which there is no further appeal for infringements against the National Financial System, inspected by the Brazilian Central Bank, and/or the securities market, inspected by the Brazilian Securities Commission, and Cemig does not appoint a third party to acquire the interest held by BB and by Votorantim in FIP Redentor for an amount equivalent to the Exercise Amount on the date of the actual acquisition, or if such third party is not accepted by BTG or Santander;

The payment of the Exercise Amount and the transfer of the shares of Parati are conditional upon prior approval of the transaction by the National Electricity Agency, Aneel.

If the Consent of Aneel is not obtained by the date of transfer of the shares or, at any moment, Aneel expressly refuses to authorize the transfer of the shares, except in the event of negligence or action with malicious intent on the part of FIP Redentor, the latter shall have the right to dispose of the shares either in or outside the securities market, and in the event of disposal outside a securities exchange environment it is agreed that the said sale may take place only if the price set is greater than or equal to the lowest of the prices found in a securities market, by the following three criteria:

(i)            average price of the shares of Light in the last trading session prior to the closing of the sale;

(ii)         daily average of closing prices of the shares of Light for the last 30 (thirty) days; and

(ii)         daily average of closing prices of the shares of Light for the last 90 (ninety) days; and

•                  if the amount specified for the said disposal:

(iii)                   is less than the Exercise Amount, Cemig shall continue to be obliged to pay the difference; or

(iv)                  if it is greater than the Exercise Amount, and only in cases of omission of the consent by Aneel or an express negative by Aneel to the transfer of the Acquisition Shares to Cemig, and if Cemig has complied with its contractual obligations, Cemig shall have the right to receive the positive excess difference, multiplied by 1 (the number One) less the Adjustment Factor;

•                  and in any of these events, the expenses incurred by FIP Redentor arising from the process of sale shall be deducted from the financial amount of the disposal, and the penalties specified in Clause 6.5 of the Stockholders’ Agreement shall not be applicable;

The decision by the Extraordinary General Meeting of Stockholders that authorizes the grant to FIP Redentor of the Option to Sell shall give rise to the possibility of exercise, by such holders of the Company’s common shares as dissent from the said decision, of the right to withdraw. The right to withdraw shall apply in relation only to shares held by holders of common shares in the Company provenly held on February 18, 2011.

2)                  Appointment of Banco Bradesco BBI S.A. (“Bradesco BBI”) to prepare the Valuation Opinion on Parati, in accordance with Paragraphs 1 and 6 of Article 8 of Law 6404/1976.;

3)                  Approval of the Economic-Financial Valuation Opinion on Parati, prepared by Bradesco BBI S.A. in January 2011, in accordance with the terms of Paragraphs 1 and 6 of Article 8 of Law 6404/1976.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, for which reason it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, February 17, 2011 –

Dorothea Fonseca Furquim Werneck	Maria Estela Kubitschek Lopes
Chairman	Member
Djalma Bastos de Morais	Guy Maria Villela Paschoal
Deputy Chairman	Member
Arcângelo Eustáquio Torres Queiroz	Eduardo Borges de Andrade
Member	Member
Antônio Adriano Silva	Renato Torres de Faria
Member	Member
Francelino Pereira dos Santos	Paulo Roberto Reckziegel Guedes
Member	Member
João Camilo Penna	Ricardo Coutinho de Sena
Member	Member
Luiz Carlos Costeira Urquiza	Saulo Alves Pereira Junior
Member	Member

STATEMENT

For the purposes of Item 10 of Appendix 19 to CVM Instruction 481/09, and in compliance with the recommendation of the Board of Directors at a meeting held on December 6, 2010, the Executive Board of Companhia Energética de Minas Gerais – Cemig recommends to stockholders approval of the grant by Cemig, to Redentor Fundo de Investimentos em Participações (“FIP Redentor”), unconditionally and irrevocably, of an option (“the Option to Sell”) by which FIP Redentor will have the right, at the end of the 60th month from the date of subscription of the shares of Parati S.A. Participações em Ativos de Energia Elétrica, to sell the totality of the shares owned by FIP Redentor in Parati, and Cemig shall have the obligation to buy them, or to indicate a third party which shall buy them.

The participation of Cemig in the process of consolidation of the electricity sector, sustained by its Long-Term Strategic Plan, has made use of minority and majority stockholding partnerships with the public and private sectors, to leverage new investments, in such a way as to ally growth with maintenance of indebtedness capacity.

The grant of Option to Sell is within the context of the Long-Term Strategic Plan, which specifies the growth of Cemig in all the segments in which it operates, indicating a positive outlook for Cemig’s cash position, with the possibility, also, of increase in the amount of dividends distributed, within the policy established by its Bylaws.

Belo Horizonte, February 17, 2011

Djalma Bastos de Morais	Arlindo Porto Neto
Chief Executive Officer	Deputy Chief Executive Officer

José Raimundo Dias Fonseca	José Carlos de Mattos
Chief Trading Officer	Chief Distribution and Sales Officer

Fernando Henrique Schüffner Neto	Luiz Fernando Rolla
Chief Officer for New Business Development and Corporate Control of Subsidiaries and Affiliates	Chief Officer for Finance, Investor Relations and Financial Control of Holdings

Fuad Jorge Noman Filho	Frederico Pacheco de Medeiros
Chief Officer for the Gas Division	Chief Corporate Management Officer

Luiz Henrique de Castro Carvalho	Maria Celeste Morais Guimarães
Chief Generation and Transmission Officer	Chief Counsel

Luiz Henrique Michalick
Chief Institutional Relations and Communication Officer

APPENDIX 19 – CVM Instruction 481

1. Describe the transaction

The grant, by Companhia Energética de Minas Gerais – Cemig to Redentor Fundo de Investimentos em Participações (“FIP Redentor”), unconditionally and irrevocably, of an option (“the Option to Sell”) under which FIP Redentor will have the right, at the end of the 60th month from the date of subscription of the shares of Parati S.A. Participações em Ativos de Energia Elétrica (“Parati”) (“the Exercise Date”), to sell the totality of the shares belonging to FIP Redentor in Parati (“the Acquisition Shares”) to Cemig, and Cemig shall have the obligation to buy them, or to appoint a third party which shall buy them (“the Transaction”).

2. Give the reason, either under Bylaws or under Law, why the transaction has been submitted to approval by the General Meeting of Stockholders

The grant of the Option to Sell has been submitted for approval by the General Meeting of Stockholders because, if FIP Redentor exercises the Option to Sell, and if Cemig does not indicate a third party to acquire the shares, Cemig will be obliged to acquire the control of Parati.

Although it is not possible to state that the acquisition of the shares of Parati will constitute a significant investment, or not, for Cemig, as specified in Article 247 of the Corporate Law, or whether the price of each share will, individually, exceed one and a half times the highest of the three values the criteria for calculation of which are given in Sub-Item II of Article 256 of that Law, Cemig’s management, in accordance with its commitment to implement best corporate governance practices, has decided, as a matter of caution, to obtain prior consent from the General Meeting of Stockholders for the grant of the Option to Sell. Within this same commitment, Cemig’s management has decided to grant to dissenting holders of the common shares the right to withdraw, as stated in detail in Appendix 20 presented under CVM Instruction 481.

3. In relation to the company the control of which has been or will be acquired:

a.             State the name and description:

Parati S.A. Participações em Ativos de Energia Elétrica, a company registered in the CNPJ/MF under number 10.478.616/0001-26, with Head Office in the city of Rio de Janeiro, Rio de Janeiro state, at Praia de Botafogo 501, Torre Corcovado, 5th Floor.

b.             Number of shares or unit shares of each class or type issued:

On today’s date Parati has 800 (eight hundred) common shares, all nominal and with par value of R$ 1.00 (one Real).  However, the Bylaws provide for issuance of preferred shares and authorized capital up to the limit of R$ 1.6 billion.

c.             List all the controlling stockholders or members of the controlling stockholder group, direct or indirect, and their ownership of the registered capital, if they are related parties, as defined by the accounting rules that deal with this subject:

The members of the controlling stockholding group of Parati will be:

Cemig – 25% of the registered capital;

FIP Redentor – 75% of the registered capital.

d.             For each class or type of shares or unit share of the company the control of which will be acquired, please state:

i. Minimum, average and maximum share price of each year, in the markets in which they are traded, in the last 3 (three) years

Non-listed company, without market quotation.

ii. Minimum, average and maximum share price of each quarter, in the markets in which they are traded, in the last 2 (two) years

Non-listed company, without market quotation.

iii. Minimum, average and maximum share price of each month, in the markets in which they are traded, in the last 6 (six) months

Non-listed company, without market quotation.

iv. Average market price, in the markets in which it is traded, in the last 90 days.

Non-listed company, without market quotation.

v. Value of stockholders’ equity at market prices, if the information is available

The Company was created in 2008 and is not yet operational, thus it is not yet possible to value its stockholders’ equity at market prices.

vi. Amount of annual net profit in the last 2 (two) business years, updated in monetary terms

The Company was created in 2008 and is not yet operational, and thus has presented no results nor profit.

4. Principal terms and conditions of the transaction, including:

a. Identification of the vendors

If the Option of Sell is exercised, the vendor will be FIP Redentor, an equity investment fund, registered in the CNPJ/MF under number 11.547.888/0001-0.

b. Total number of shares or unit shares acquired or to be acquired

The totality of the shares of Parati owned by FIP Redentor on the Exercise Date of the Option to Sell will be acquired.

c. Total price

Equivalent to the amount paid at the time of the subscription of the shares of Parati, estimated at R$ 1.13 billion, plus expenses (all expenses that are provenly incurred by FIP Redentor and/or by the Administrator of FIP Redentor, for its constitution and after its constitution, including expenses of auditing, and management and administration fees), less such dividends and Interest on Equity as are received in the period (in the case of Interest on Equity, the amount received shall be multiplied by 0.5721 for the purposes of calculation), all updated by the average rate for Interbank Certificates of Deposit published by Cetip (the Custody and Settlement Chamber) (“the CDI Rate”) plus a rate of 0.9% per year, pro rata tempore, from the date of its actual disbursement / payment to the Exercise Date of the Option to Sell (the Exercise Amount”). In the event of the Exercise Amount being higher than the amount paid-up by FIP Redentor at the time of the subscription of the shares of Parati, an adjustment factor of (1/(1–0.4279)–1) shall be applied to the difference, to be added to the Exercise Amount.

d. Price per share or unit share of each type or class

In accordance with the total amount described in item “c” above, the price of the share shall be the amount calculated on the Exercise Date, divided by the number of shares of Parati belonging to FIP Redentor.

e. Form of payment

The full payment of the Exercise Amount and the transfer of the Acquisition Shares, to Cemig or to a third party indicated by it, as the case may be, will occur simultaneously and within 30 (thirty) days from the Exercise Date and on this date the Acquisition Shares shall be in fact transferred to the acquiring party in the Company’s appropriate records.

f. Conditions of suspension or cancellation to which the transaction is subject

The payment of the Exercise Amount and the transfer of the Acquisition Shares on the date of transfer are conditional upon prior approval of the transaction by the Brazilian National Electricity Agency, Aneel.

g. Summary of the vendor’s warranties and guarantees

Under the terms of the Transaction, the Vendor has warranted that it has the power and the authority to carry out the Transaction, to comply with the obligations assumed by it and to consummate the transactions included in it.  Realization of and compliance with the terms of the Transaction by the Vendor, and also compliance with its respective obligations, have been duly authorized by all the bodies and acts (including but not limited to the corporate bodies and acts) necessary for the same.

The Transaction constitutes a legal, valid and binding obligation of the Vendor, enforceable in accordance with its terms.

The realization of the Transaction by the Vendor, and also compliance with the obligations assumed and the implementation of the transactions established in the Transaction:

i.          shall not violate or conflict with any of the provisions of the Acts of Constitution of the Vendor;

ii.          shall not violate or conflict with any statute, order, law, rule, regulation, judgment or order of any court of law or Governmental or regulatory authority to which the Vendor is subject; and

iii.         shall not require consent, approval or authorization of, or the giving of notice to, or filing or registry with, any person, entity, court or governmental or regulatory authority, other than expressly specified in the terms of the Transaction.

h. Rules on indemnity of the purchasers

None.

i. Government approvals necessary

Aneel, on the date of exercise of the option, if it takes place.

j. Guarantees given

None.

5. Describe the purpose of the transaction

The participation of Cemig in the process of consolidation of the electricity sector, sustained by its Long-Term Strategic Plan, has made use of minority and majority stockholding partnerships with the public and private sectors, to leverage new investments, in such a way as to ally growth with maintenance of indebtedness capacity.

6. Give an analysis of the benefits, cost and risks of the transaction:

I – The benefits are:

For Cemig:

•            Expansion of the company’s strategic activities in the electricity sector via acquisitions.

•            Inclusion in its portfolio of investments in the segments of generation, transmission and distribution, with returns that are interesting to its stockholders.

•            Utilizations of the company’s financial capacity for development of a larger number of transactions, taking advantage of the opportunities that exist.

•            Management supported by instruments of corporate governance.

•            Efficiency of the instrument of partnership of Cemig with the private sector, as already experienced in the case of the acquisition of Terna Participações S.A.

II – Risks of the Transaction.

Potential depreciation of the shares of Parati and/or reduction of the distributable profit.

III – Costs of the Transaction:

Equal to the Exercise Amount, as described in item 4, sub-item “c”.

7. State what costs will be incurred by the company if the transaction is not approved

No cost directly related to non-approval.

8. Describe the sources of funding for the transaction

The funds necessary for completion of the transaction will be provided from the company’s own funds or from funds of third parties.

9. Describe the managers’ plans for the company the control of which has been or will be acquired

Cemig intends to use Parati as a platform for leveraging new investments in the electricity sector, contributing to the execution of its Long-Term Strategic Plan.

10. Provide a statement, with grounds, by the managers, recommending approval of the transaction

The recommendation of the managers is in the minutes of the meeting of the Board of Directors held on December 6th, 2010, and in the statement by the Executive Board attached.

11. Describe any existing stockholding relationship, even if indirect, between:

a.             Any of the vendors or the company the control of which has been or will be sold; and

b.             Parties related to the company, as defined by the accounting rules governing this subject.

Parati will be a stockholder of Light S.A. (“Light”), which is an affiliated company of Cemig.

12. State details of any transaction carried out in the last 2 (two) years by parties related to the company, as defined in the accounting rules that govern that subject, involving stockholding interests, or other securities, or debt securities, of the company the control of which has been or will be acquired.

There has been no such transaction.

13. Supply a copy of all the studies and valuation opinions prepared by the company or by third parties that have supported the negotiation of the acquisition price.

The Transaction was based on the attached opinion.

14. In relation to third parties that prepared studies or valuation opinions

a. Give the name:

Banco Bradesco BBI S.A.

b. Describe their qualifications:

The Valuing Bank has a certificate from ANBIMA – the Brazilian Association of Financial and Capital Market Entities, which is the reason why it took part in the process of contracting, and among other characteristics necessary for participation, proof of technical capacity was required, with presentation of testimonial certificates of valuation of companies, showing it to have major technical capacity for preparing a valuation opinion.

c. Describe how they were selected

Parati consulted two experienced financial institutions that are associates of ANBIMA – the Brazilian Association of Financial and Capital Market Entities, and the one that presented the best conditions of deadline and cost was Banco Bradesco BBI S.A.

d. State whether they are related parties of the company, as defined by the accounting rules governing that subject

They are not parties related to the company, as informed by the Valuing Bank.

APPENDIX 20 – CVM Instruction 481/2009

1.   Describe the event which has given rise to or will give rise to the right to withdraw and its legal basis.

Grant, by Companhia Energética de Minas Gerais – Cemig, to Redentor Fundo de Investimento em Participações Redentor (“FIP Redentor”), of an unconditional and irrevocable option (“the Option to Sell”), under which FIP Redentor shall have the right, at the end of the 60th month from the date of subscription of the shares in Parati S.A. Participações em Ativos de Energia Elétrica (“Parati”), to sell the totality of the shares in Parati belonging to FIP Redentor, and Cemig shall have the obligation to buy them, or to indicate a third party which shall buy them.

Although it is not possible to state whether, if the Option to Sell is exercised, the price of each share of Parati will, individually, exceed one and one half times the highest of the three amounts the criteria for calculation of which are established in sub-item II of Article 256 of the Corporate Law, Cemig’s management, in compliance with its commitment to implement best corporate governance practices, has decided, as a matter of caution, to grant the right to withdraw to any dissenting holders of common shares.

2.   State the shares and types of shares to which the right to withdraw applies

Only the common shares of Cemig will confer upon their holders the right to withdraw. Cemig’s preferred shares will not confer a right to withdraw on their holders, since these shares have liquidity and dispersal, as specified by Article 137, II, of the Corporate Law.

3.   State the date of the first publication of the notice of convocation of the General Meeting of Stockholders and also the date of publication of the Material Announcement relating to the decision which has given or will give rise to the right to withdraw.

The notice of convocation to the Extraordinary General Meeting of Stockholders of Cemig that will decide on the grant of the Option to Sell will be published for the first time on February 18th, 2011.

There has been no publication of a specific Material Announcement in the relation to the Option to Sell.

4.   State the period for exercise of the right to withdraw and the date that will be considered as the base for the purposes of determination of which owners of shares will be able to exercise the right to withdraw.

The right to withdraw shall apply in relation only to shares held by holders of common shares in the Company provenly held on February 18, 2011.

The period for exercise of the right to withdraw will be 30 calendar days from the date of publication of the minutes of such General Meeting of Stockholders of Cemig as approves the Option to Sell.

5.   State the value of the reimbursement per share or, if it is not possible to determine it in advance, management’s estimate of this value

R$ 16.57 per share.

6.   State the form of calculation of the reimbursement value

The reimbursement value was determined based on the stockholders’ equity of Cemig contained in the most recent balance sheet approved by the General Meeting of Stockholders (December 31, 2009), divided by the number of shares (excluding the shares held in treasury).

7.   State whether the stockholders will have the right to request raising of a special balance sheet

Stockholders will have the right to request raising of a special balance sheet, in the terms of Article 45, Paragraph 2, of Law 6404/1976.

8.   If the amount of the reimbursement is determined through valuation, list the experts or specialized companies recommended by management.

Not applicable.

9.   In the event of absorption, absorption of shares or merger involving a parent and subsidiary company or company(ies) under common control

a.   Calculate the exchange ratios for these shares based on the value of stockholders’ equity at market prices or other criterion accepted by the CVM

Not applicable.

b.   State whether the exchange ratios for shares specified in the protocol of the transaction are less advantageous than those calculated in accordance with item 9 (a) above

Not applicable

c.   State the reimbursement value calculated based on the value of stockholders’ equity at market prices or other criterion accepted by the CVM

Not applicable

10.    State the equity value of each share calculated in accordance with the last balance sheet approved

R$ 16.57 per share.

11. State the market price of each class or type of shares to which the right to withdraw applies, in the markets in which they are traded, identifying:

i.              Minimum, average and maximum price of each year, in the last 3 (three) years

Year	Minimum	Average	Maximum

2008	12.58	17.12	20.93
2009	13.41	16.50	21.38
2010	16.94	19.11	21.46

ii.            Minimum, average and maximum price of each quarter, in the last 2 (two) years

Quarter	Minimum	Average	Maximum

1st Quarter 2009	13.41	14.28	15.61
2nd Quarter 2009	15.28	16.15	17.26
3rd Quarter 2009	15.99	16.89	17.89
4th Quarter 2009	16.91	18.69	21.38
1st Quarter 2010	17.72	18.74	19.99
2nd Quarter 2010	16.94	18.65	20.58
3rd Quarter 2010	17.53	18.55	20.24
4th Quarter 2010	18.68	20.54	21.46

iii.           Minimum, average and maximum price of each month, in the last 6 (six) months

Month	Minimum	Average	Maximum

August 2010	17.53	18.31	20.00
September 2010	18.46	19.18	20.24
October 2010	18.68	20.14	21.37
November 2010	19.80	20.65	21.41
December 2010	20.11	20.80	21.46
January 2011	20.86	21.52	22.50

iv.            Average price in the last 90 (ninety) days

(11/11/2010 to 10/02/2011): 20.96

Valuation Opinion January 24, 2011 Base Date: September 30, 2010

1 Contents Page Introduction 2 Analysis by company 15 Light SESA 16 Light Energia 26 Light ESCO 30 Appendices 34 Macroeconomic assumptions 35 Calculation of Beta 36 Glossary 37

I. Introduction

3 Banco Bradesco BBI S.A. (“Bradesco BBI” or “the Valuing Bank”) was hired by Parati S.A. Participações em Ativos de Energia Elétrica (“Parati”) to prepare an Opinion on the economic-financial value of Parati (“The Valuation Opinion”) to be used by the stockholders of Companhia Energética de Minas Gerais – CEMIG (“Cemig”) in the scope of the Extraordinary General Meeting of Stockholders of Cemig (“the EGM”) regarding the granting, by Cemig, to Fundo de Investimento em Participações Redentor (“FIP Redentor”), of an unconditional and irrevocable option (“the Sell Option”), under which FIP Redentor shall have the right, at the end of the 60th month from the date of subscription of the shares in Parati (“the Exercise Date”), to sell the totality of the shares held by FIP Redentor in Parati (“the Acquisition Shares”), and Cemig shall have the obligation to buy them, or to indicate a third party which shall do so (“the Transaction”). The Valuation Opinion seeks to comply with Article 8 of Law 6404, of December 15, 1976, as amended (“the Corporate Law”) and other applicable regulations. The economic-financial valuation of Parati is calculated on the basis of the stockholding that it will have in Light S.A. (“Light”), after completion of transactions contained in the Share Purchase Agreement (“The PCP Share Purchase agreement”) signed between Cemig and Fundo de Investimento em Participações (“PCP”), the indirect owner of 13.03% of the registered capital of Light, through Rio Minas Energia Participações (“RME”), and the exercise of the Option to Sell Share Units and other matters (“Enlighted Option”) granted by Cemig to Enlighted Partners Venture Capital LLC (“Enlighted”), which indirectly controls 13.03% of the registered capital of Light, through the fund Luce Emprendimentos e Participações S. A. (“Lepsa”), as stated in the Material Announcements published by Cemig, and these contracts have been assigned to Parati. The information below is relevant and should be fully and carefully read and studied. The Valuation Opinion has been prepared in accordance with the Corporate Law and other applicable regulations, and should be used only when related to the EGM, and should not be used by any person to whom this Valuation Opinion is not expressly directed or for other purposes than those described above. The base-date of the equity information used for the valuations in this Valuation Opinion is September 30, 2010 (“The Base Date”), and it is based on the information below (jointly, “The Information”): (i) analysis of relevant public information, including sector studies, data published by the Brazilian National Electricity Agency (“Aneel”), research, analysis and financial-economic and market criteria; (ii) analysis of the financial statements of Light and of its subsidiaries relating to the fiscal years ended on December 31, 2008 and 2009 audited by KPMG Auditores Independentes (“KPMG” or “the External Auditors”), and of the quarterly information of Light and of its subsidiaries relating to the period from January 1 to September 30, 2010, reviewed by KPMG; and (iii) information consistency checking and discussion with executives of Cemig about the outlook for Light’s business. The preparation of this Valuation Opinion does not include independent checking of data and Information and we assume that these are true, complete and accurate in all their relevant aspects, for which reason this does not constitute an audit in accordance with the generally accepted auditing rules. For the part of Information that incorporates forecasts or estimates of future events, it is assumed that such Information reflects the best estimates currently available for the future performance of Light and of its subsidiaries. Further, in relation to our review of the Information, we have not independently checked any part of Information, nor have we carried out any enquiry into or assessment of any of the companies, assets or liabilities (contingent or otherwise), and we have also not received any report on the subject. Even though the analysis and valuations presented here are based, to a certain extent, on future projections, this Valuation Opinion is not indicative, in any way or aspect, of actual future results, which may be relevantly different, positively or negatively, from those presented here. We have not been asked to conduct (and we have not conducted) a physical inspection of the properties or facilities of Light. We have not evaluated the solvency or fair value of Light taking into account the laws relating to bankruptcy, insolvency or similar matters. Introduction Important information

# Introduction

## *Important information (continued)*

Additionally, Bradesco BBI has been hiredby Parati to carry out calculations in relation to Article 256 of the Corporate Law, in relation to the possible acquisition of Parati by Cemig ("the Article 256 Calculation").

According to information published on December 7, 2010 in the convocation to the Extraordinary General Meeting of Stockholders of Cemig held on December 22, 2010, there is a negotiation including a Sell Option, under which Cemig would be obliged, in the event of the exercise of the Sell Option, within 60 months, to acquire the remaining 75% of the registered capital of Parati or indicate a third party to do so.

In the table below, we present the Article 256 Calculation, in the event of exercise of the Sell Option on today's date, concluding that the Acquisition will not reach any of the parameters of Article 256. As it is not possible to foresee the evolution of the variables involved in these calculations over time, there is no way of predicting whether the result of that analysis will be the same in the event of exercise of the Sell Option in the future.

| Relevant Investment | Value of stockholders' equity [1] of Cemig - R$ mn | Value of 75% of stockholders' equity of Parati (Sell Option) - R$ mn | Calculation | Remarks |
|---|---|---|---|---|
| (a) If the book value of each company, in the case of Parati, is equal to 10% or more of the stockholders' equity of Cemig | 11,570 | 1,136 | 9.8% | 9.8%, less than 10.0% |
| (a) If the book value of a group of Associated Companies and Subsidiaries, in the case of Parati, is equal to 15% or more of the stockholders' equity of Cemig | 11,570 | 1,136 | 9.8% | 9.8%, less than 15.0% |
| **If the average price of each share/unit share in Parati exceeds 1.5 times the highest of the following amounts** | **Price of Parati (R$ / share)** | **Price of Parati (Sell Option[2]) - R$ / share** | **Calculation** | **Remarks** |
| (a) Average price of the shares of Parati on a securities exchange or on the organized over-the-counter market, over the 90 days prior to the date of hiring | Not applicable. | Not applicable. | Not applicable. | Parati is an unlisted company, with no market quotation. |
| (b) Value of stockholders' equity per share or unit share of Parati, valuing stockholders' equity at market prices | 0.90 | 0.95 | 1.05x | 1.05 times less than 1.50 times. Price of Parati (derivative of LIGT3 price on January 21, 2011) and price of Sell Option (Acquisition Price) updated as specified in the CPC Share Purchase Agreement and in Enlighted Option[2] |
| (c) Value of the net profit per share or unit share of Parati, which may not be more than 15 times the annual net profit per share in the last two fiscal years, after monetary updating | Not applicable. | Not applicable. | Not applicable. | Parati is not yet an operational company, thus it does not present results or profit. |

Source: Bloomberg. Notes: Value at January 21, 2011.

(1) Quarterly Information (ITR) of Cemig relative to the quarter ended September 30, 2010. (2) Based on the information published in the relevant Announcements by Cemig and confirmed by the executives of Parati.
(2) Price of the share of Parati derived from the Company's equity interest in Light (26.06%), the number of shares of Parati (1.6 billion shares) and the price of the share LIGT3 on January 21, 2011.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4

5 In view of the limitations mentioned above, no statement or guarantee, express or implied, is nor shall be given by Bradesco BBI in relation to the veracity or completeness of the Information, on which this Valuation Opinion and Article 256 Calculation was based, and also it will not assume any responsibility in relation to the veracity, completeness or fullness of such Information. If, in some event, the Information proves to be incorrect, incomplete or inaccurate, this could result in substantial changes to our conclusions. The preparation of a financial analysis is a complex process that involves various decisions on methods of financial analysis that are most appropriate and significant, and the application of such methods. We have arrived at a final conclusion based on the results of all the analysis carried out, considered as a whole, and we have not arrived at conclusions based on, or related to, any of the factors or methods of our analysis taken in isolation. Thus, we believe that our analysis should be considered as a whole and that the selection of parts of our analysis and specific factors, without taking into account the whole of our analysis and conclusions, could result in an incomplete and incorrect understanding of the processes used for our analyses and conclusions. The Valuation Opinion indicates only an estimate carried out by means of the sum of the parts, in our judgement, of the value derived from the application of discounted cash flow to the stockholder (“DCF”) in each one of Light’s operational subsidiaries ((Light SESA), Light Energia S.A. (“Light Energia S.A.”) and Light ESCO Prestação de Serviços S.A. (“Light ESCO”)), which makes possible the analysis of the future results of its operations, and is the most appropriate methodology for determining the range of value of Parati. For determination of value of the generation projects that are under development (“the New Projects”) we used the value of the investment carried out by Light up to the Base Date (“the Capital Invested”) The Valuation Opinion and the Article 256 Calculation are necessarily based on information which was made available to us on this date and considering market, economic and other conditions in the situtation in which they present themselves and as they can be assessed on today’s date. Although future events and other developments may affect the conclusions presented in this Valuation Opinion and Article 256 Calculation, we have no obligation to update, revise, rectify, or revoke this Valuation Opinion, nor the Article 256 Calculation, in whole or in part, as a result of any subsequent development or for any other reason. Our analysis does not distinguish between different classes and types of shares of Light and/or of Parati, when and if applicable, and does not include the operational, tax or any other type of benefits or losses, including any premium, nor any synergies, incremental value and/or cost which might come to exist, as from the conclusion of this Transaction, if it is effected, or of any other. Neither Parati nor Cemig nor its managers (i) have in any way interfered in, limited or made any obstacle to our access and our capacity to obtain and use the information, documents or methodologies necessary to produce the Valuation Opinion and/or Article 256 Calculation,; (ii) nor have they determined the methodologies used for the preparation of the analysis; nor (iii) in any way restricted our capacity to determine the conclusions presented in this Valuation Opinion and/or Article 256 Calculcation in an independent manner. Introduction Important information (continued)

6 In the past we have from time to time provided investment banking services, financial and other banking services in general, and other financial services to Cemig and to Light, companies in this Transaction, for which we have been remunerated, and we may in the future provide such services to the companies involved in the Transaction, for which we expect to be remunerated. We and our affiliates provide a variety of financial services and other services related to securities, brokerage and investment banking. In the normal course of our activities we may acquire, hold or sell, on our own account or on account or on behalf of our clients, shares, debt instruments and other securities and financial instruments (including bank loans and other obligations) of the companies involved in the Transaction, and also provide investment banking and other financial services to such companies, or their parent companies, or subsidiaries. Also, the professionals of our securities research department and of other divisions of the economic group of which Bradesco BBI is a part (“the Bradesco Organization”) may base their research and publications on different operational and market assumptions and on different methodologies of analysis when compared with those employed in the preparation of the Valuation Opinion. Consequently, research reports and other publications prepared by them may contain results and conclusions that are different from those presented here, considering that such analyses and opinions are made by independent analysts without any connection to the professionals who acted in the preparation of this Valuation Opinion. We adopt policies and procedures to preserve the independence of our securities analysts, who may have different views from those of our investment banking department. We also adopt policies and procedures to preserve independence between the investment banking and other areas and departments of Bradesco BBI and other companies of the Bradesco Organization, including but no limited to: asset management, the proprietary share trading desk, debt instruments, securities and other financial instruments. We do not provide services of accounting, auditing, legal service, tax or fiscal services in relation to this Valuation Opinion. The Valuation Opinion was prepared exclusively in Portuguese. Bradesco BBI does not assume any obligation and/or responsibility for updating, revision or reaffirmation of the result of this Valuation Opinion based on circumstances, developments and/or events that take place after the date of its conclusion. Due to rounding, the totals of some financial calculations in this Valuation Opinion and Article 256 Calculation may possibly not always result in a precise sum. São Paulo, January 24, 2011, Signatures of the parties responsible Introduction Important information (continued) Alfred Dangoor Henrique Pinto Lima Fernando Guimarães André Assumpção

# Introduction

*The professionals responsible for the Valuation Opinion.*

| | |
|---|---|
| **Alfred Dangoor**<br>***Director*** | ▪ Alfred Dangoor joined Bradesco BBI in November 2008 as the banker responsible for the sectors of electricity, construction, shopping centres, and services. He has more than 20 years' experience in investment banks. He has worked at Citibank in London and Brazil, as Director in origination, structuring and execution of corporate finance transactions – mergers and acquisitions, equity and debt in the capital markets and structured operations. He has also worked at Salomon and DrKW. |
| **Henrique Pinto Lima**<br>***General Manager*** | ▪ Henrique Pinto Lima joined Bradesco BBI in May 2008, and is jointly responsible for the bank's Mergers and Acquisitions area. He has more than ten years' experience in financial advisory in M&A, capital markets and structuring of debt, having worked at Bank of America, BankBoston and Stratus Investimentos. He has extremely wide experience in advice to various industries and sectors, including foods and beverages, chemical and petrochemicals, electricity and the financial sector. He has a degree in Business Administration from the Armando Álvares Penteado Foundation in São Paulo. |
| **Fernando Guimarães**<br>***Associate*** | ▪ Fernando Guimarães is mainly involved in execution and support for origination in equity and M&A transactions. He previously worked in execution and project finance in the capital markets department of Bradesco BBI. He is a capital market analyst certified by Apimec and an analyst registered with the CVM. He has a degree in economics from Unicamp and post-graduation in finances from Ibmec of São Paulo. |
| **André Assumpção**<br>***Analyst*** | ▪ André Assumpção joined Bradesco BBI in January 2010, and is primarily involved in execution and support for origination in equity and M&A transactions. Previousy he worked in the M&A team of Brasilpar Serviços Financeiros and in the investment banking team of Itaú BBA. He has a degree in business administration from the Getúlio Vargas Foundation. |

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. 7

# Introduction

## *Experience in similar transactions*

- Bradesco BBI has recently acted as financial advisor in important transactions in the Brazilian market:

| Year | Client | Counterparty | Transaction | Sector |
|---|---|---|---|---|
| 2010 | Grupo Fleury | LabsDor | Acquisition | Health |
| 2010 | Cetip | GRV Solutions | Acquisition | Financial |
| 2010 | The Carlyle Group | Grupo Qualicorp | Acquisition | Health |
| 2010 | Petrobras | São Martinho | Joint Venture | Sugar and Alcohol |
| 2010 | Duge Participações | Cremex | Acquisition | Petrochemicals |
| 2010 | Karsten | Trussardi | Acquisition | Textiles |
| 2010 | Bradesco | CPM Braxis | Acquisition | IT |
| 2010 | Bradesco | Cielo | Acquisition of equity interest | Financial |
| 2010 | Bradesco | CBSS | Acquisition of equity interest | Financial |
| 2010 | Braskem | Quattor | Merger | Petrochemicals |
| 2010 | Bradesco | Ibi Mexico | Acquisition | Financial |
| 2009 | Santelisa Vale | Louis Dreyfus | Merger | Sugar and Alcohol |
| 2009 | Cemig | AG Concessões – Light | Acquisition of equity interest | Electricity |
| 2009 | Cemig | Equatorial Energia – Light | Acquisition of equity interest | Electricity |
| 2009 | VCP | Aracruz | Acquisition | Paper and pulp |
| 2009 | Bradesco Dental | Odontoprev | Merger | Health |
| 2009 | Marfrig | Seara | Acquisition | Foods |
| 2009 | Sadia | Perdigão | Merger | Foods |
| 2009 | Agra | Klabin Segall | Acquisition | Real estate |
| 2009 | Telemig | Vivo | Absorption | Telecom |
| 2009 | Telemig Celular | Telemig Participações | Absorption | Telecom |
| 2009 | Sompo Japan | Marítima Seguros | Acquisition | Seguros |
| 2009 | Bradesco | Ibi | Acquisition | Bancos |
| 2009 | Melhoramentos | CMPC | Sale of the company | Paper and pulp |
| 2009 | Braskem | Triunfo | Absorption | Petrochemicals |
| 2009 | Bradesco | Visa | Sale of equity interest | Financial |
| 2009 | Ipu Participações | Abyara | Acquisition | Real estate |
| 2009 | Bertin | Vigor | Acquisition | Foods |
| 2009 | Bertin | Leco | Acquisition | Foods |

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8

9 Introduction The asset, the objective, and methods The asset being valued Parati is a specific-purpose company (SPC) in which Cemig will be a shareholder with 25% of the total capital. Although in the future Parati may come to have several assets, its only asset at present, assuming completion of the transaction specified in the PCP Share Purchase Agreement and in the Enlighted Option, will be 53,152, 298 shares in Light, representing 26.06% of Light’s total capital. Consequently, the economic-finiancial valuation of Parati will be determined by the value of its stockholding in Light: Objective, and methods The valuation was carried out by means of the sum of the parts of Light SESA, Light Energia, Light ESCO and the New Projects. DCF was applied to the valuation of Light SESA, Light Energia and Light ESCO, because it allows the analysis of future results of operations of each one of the subsidiaries of Light, and is the method most appropriate for determining the range for the value of these companies to the stockholder. The New Projects were valued at the value of capital so far invested. For reference, as well as the methods described above, the Valuation Opinion presents the following methods for determining the value of Light: Average price of Light’s shares. Value of the Stockholders’ equity of Light. 13.03% BNDESPar RME Lepsa Parati 100% Cemig Market 13.03% 26.06% 15.02% 32.86% 100%

# Introduction

*Description of Light*

## Overview

- Light is an integrated holding company operating in generation, distribution and trading of electricity in the state of Rio de Janeiro (Metropolitan Region, Greater Rio, and the Paraiba Valley)
- Light distributes electricity to 31 municipalities in the state of Rio de Janeiro, covering 72% of the territory of the State, a coverage area of 11,000km². Currently, it provides services to approximately 3.8 million clients.
- It is the fifth largest integrated electricity group in terms of net revenue and in distribution of electricity.
- Light has developed, implemented and operates generating facilities including five hydroelectric plants and two water level pumping plants, with installed capacity of 855MW.

## The Light Group



Light
Distribution (SESA)
Light Serviços de Eletricidade
Generation (Energia)
Light Energia
Lightger PCH Paracambi
Itaocara Energia
Lighthidro
Trading (ESCO)
Light ESCO Prestação de Serviços
Light Comerc. de Energia

## Geographical presence



| Operational highlights (9M 2010) | |
|---|---|
| Clients | 3.8 million |
| Billed Energy (Captive Market) | 14,564 GWh |
| Nº of employees | 3,812 |
| Land area served | 11,000 km² |
| Nº of municipalities | 31 |
| Generation capacity | 855 MW |

## Financial and operational highlights[1]

| R$ mm | 2008 | 2009 | 9M10 | UDM |
|---|---|---|---|---|
| **Net revenue** | 5,387 | 5,432 | 4,429 | 5,931 |
| - Growth (%) | | 0.8% | 12.7% | 9.2% |
| **Ebitda** | 1,504 | 118 | 969 | 1,310 |
| - Ebitda margin (%) | | 21.9% | 21.9% | 22.1% |
| **Net profit** | 974 | 605 | 350 | 598 |
| - Net margin (%) | | 11.1% | 7.9% | 10.1% |
| **Net debt** | | | | 1,664 |
| **Billed Energy - Captive Market (GWh)** | 18,292 | 19,084 | 14,564 | 19,644 |
| **Grid load (GWh*)** | 33,022 | 33,319 | 26,048 | 35,130 |

*(Own load + Use of network)

Source: Light, CVM

Notes: (1) Consolidated data.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10

# Introduction

## *Summary of the Valuation*

- The value of 100% of Light's equity is in the range between R$ 5,670 million and R$ 6,322 million, representing a value per share between R$ 27.79 and R$31.01.
- The value of 100% of Parati's equity is in the range between R$ 1,477 million and R$ 1,648 million, representing a value per share between R$ 0.92 and R$ 1.03

| Asset | Valuation method | Nominal Ke | Stake, % | Equity value [1] (R$ mm) | | |
|---|---|---|---|---|---|---|
| Light SESA | Free cash flow to equity | 11.2% | 100.0% | 3,224 | - | 3,563 |
| Light Geração | Free cash flow to equity | 11.6% | 100.0% | 2,884 | - | 3,188 |
| Light ESCO | Free cash flow to equity | 14.1% | 100.0% | 84 | - | 93 |
| Light New Projects | Capital Invested [5] | | | | 58 | |
| - Contingencies[2] | | | | | (581) | |
| **Light Consolidated, total** | | | | **5,670** | **-** | **6,322** |
| - Total number of Light shares (million) [3] | | | | | 204 | |
| **Price per share of Light (R$ / share)** | | | | **27.79** | **-** | **31.01** |
| - Shares in Parati (million) [4] | | | 26.06% | | 53 | |
| **Value of holding in Parati [4]** | | | | **1,477** | **-** | **1,648** |
| - Parati shares (million) [6] | | | | | 1,600 | |
| **Price per share of Parati (R$ / share)** | | | | **0.92** | **-** | **1.03** |

Notes:

(1) Ranges of values consider variation of 5%, upward and downward, from the average point of the valuation. (2) Contingencies correspondin to financial statements of Light on the Base Date. (3) Information obtained on November 18, 2010. (4) Value relating to Parati's holding of 26.06% in Light. (5) Invested Capital in Lightger S.A. (Paracambi Hydro Plant) and Itaocara Energia (Itaocara Hydroelectric Plant), as quarterly information on the Base Date. (6) Based on discussions with executives of Parati.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11

LIGT3 share price evolution 12 Introduction Market Price Source: Bloomberg, January 21, 2011. Notes: (1) Period of 3 months from October 22, 2010 to January 21, 2011. (2) Period of 12 months between January 21, 2010 and January 21, 2011. Volume em R$ milhões Price, R$ per share Volume, R$ million Price Volume Price (R$ / share) - Price on January 14, 2011 27.20 - Last 3 months average price 1 23.57 - Last 12 months average price 2 21.63 Total number of Light shares (million) 204 Average market capitalization (R$ mn) - Mkt. Cap. on January 21, 2011 5,547 - Last 3 months average price 1 4,807 - Last 12 months average price 2 4,411 Share price: change, % - At January 21, 2011 - - Change in last 3 months 1 13.30% - Change in last 12 months 2 32.80%

13 Introduction Value of stockholders’ equity of Light on the Base Date Source: Quarterly Information of Light on the Base Date. R$ mm Registered capital 2,226 Profit reserves 286 - Legal reserve 134 - Retained earnings 152 Capital reserve 0 - Recognition of options granted 0 - Shares held in Treasury 0 Retained earnings (losses) 350 Total, Stockholders' equity 2,862 Total number of Light shares (million) 204 Stockholders' equity per share (R$ / share) 14.03

14 Discount rate – details Introduction Discount rate Source: Bloomberg, Bradesco Economic Research Department (“Depec”). Light SESA Light Energia Light ESCO Remarks Risk free rate - Rf 2.9% 2.9% 2.9% Yield on 10-year US T-Bond (average of last 3 months) Beta - β 0.7 0.8 1.2 Weekly beta based on the average of adjusted beta of companies in the sector in the last 5 years USA - Market Risk Premium (%) - MRP 5.5% 5.5% 5.5% Average annual spread between S&P 500 and US T-Bond (last 50 years) Brazil Risk - Z 1.8% 1.8% 1.8% EMBI (average of last 3 years) Inflation differential between Brazil and USA 2.5% 2.5% 2.5% Expectation of forecasts of Brazilian inflation over US inflation Nominal cost of own equity = Ke 11.2% 11.6% 14.1% = Risk free RATE + (Beta X USA - Market Risk Premium) + Brazil Risk

II. Analysis by company

II.a. Light SESA

17 Light SESA Assumptions used in the valuation Item Assumption Volume of captive market Growth based on historic consumption elasticity of electricity in relation to real GDP growth, with the exception of the industrial sector, growth of which was linked at 0.5x in relation to real GDP growth. Other revenues Growth of the captive market. Revenue deductions In line with historic levels, and assuming the percentages specified in Aneel Technical Note 891 of October 21, 2009 (“the Aneel Technical Note”). Cost of electricity Present contracts and new energy contracted varying as a function of the growth of inflation, and the US dollar exchange rate in the case of Itaipu. Average purchase tariff Average tariff for purchases of new electricity fixed at R$ 130.0/MWh Capex 25% above the Aneel Technical Note in the first two years. In 2013 and subsequent years, in accordance with the average of the Aneel Technical Note, updated by inflation approximating gradually to the level of depreciation1. Depreciation Average depreciation rate of 5.2% in line with the historic figure presented by Light SESA. Working capital Average period of 60 days for receivables, and average period 44 days for payments, in line with historic figures of Light SESA. Personnel, material, services, other (PMSO) Starting in 2011 growth linked to inflation and 30% of rate of market volume growth. Operational assumptions Note: (1) Based on discussions with executives of Parati.

18 Light SESA Assumptions used in the valuation Item Assumption Regulatory WACC (nominal) 2010-2013: 15.1% 2014-2018: 11.8% 2019-2023: 9.7% 2024-2026 : 9.1% Provision for losses (PDDs) Reducing gradually from 3.5% until a level of stability of 2.0% is reached as from 2019, and maintaining a differential of 1.1% in relation to the regulatory Provision For Losses. Regulatory PMSO Growth linked to inflation over the tariff period, and equal to the real PMSO, in each periodic tariff review. Capital expenditure considered for the Regulatory Remuneration Base 5% deducted from actual capital expenditure. X Factor Tariff cycle from 2010-2013: 0.00%¹ Tarif cycle from 2014 onwards: 1.12% Note: (1) Aneel Technical Note 329. Regulatory assumptions

19 Light SESA Assumptions used in the valuation Item Assumptions Base Date September 30, 2010 Forecast horizon Up to 2026, in Brazilian Reais. Terminal value Net present value of the Regulatory Remuneration Base, less the Net Debt, at the end of the period of concession. Ke 11.2% nominal Tax credit Assumed that the income tax and Social Contribution tax credits in Light SESA will be gradually used. Remuneneration of short term cash investments 80% of the CDI rate. Minimum cash R$ 200 million, updated by inflation. Debt Amortization of principal and interest in accordance with The Information. Social Security obligations - amortization of the present liability by 2026. Net Regulatory Liability – taken into account in initial cash. Payments to stockholders Distribution of 95% of net profit generated in the period. Financial assumptions

Treatment of contingencies 20 Light Assumptions used in the valuation The employment-law, civil, tax and other contingencies used in this valuation were extracted from the quarterly financial statements of Light relating to the Base Date: Employment-Law contingencies: There is a total of approximately 3,585 employment-law legal actions in progress (in which Light and its subsidiaries are defendants). Civil contingencies: Light and its subsidiaries are defendants in approximately 38,642 legal actions of a civil nature (40,190 on June 30, 2010), of which 17,892 are in the common state and federal courts relating to Civil Actions (16,683 on June 30,2010) Tax contingencies: Light, after the passage of Law 11941/2009, which allowed federal tax debits to be paid by instalments, opted to include the debits that are the subject of certain court and administrative proceedings within that instalment payment option. The Brazilian Federal Revenue Service has accepted the proposed instalment structure, in an email sent to Light on December 12, 2009, and consolidation of the said debits is currently awaited. Other contingencies: These are administrative regulatory contingencies. Source: Quarterly Information of Light for the quarter ended September 30, 2010. Probable contingencies (R$ mn) Sep. 30, 2010 Employment-law cases 170 Civil cases 180 - Civil actions 111 - Special Civil Courts 28 - Arising from "Cruzado Plan" 41 Tax matters 183 - PIS and Cofins taxes - re: RGR and CCC 13 - Social Security - Infringment Notice 41 - Social Security - Quarterly applicability 22 - ICMS tax 98 - CIDE tax 5 - Others 4 Others 47 Total, contingencies 581

21 Light SESA Summary of forecasts In accordance with the average elasticity of each segment of consumption in relation to GDP, except for the industrial segment: Segment Elasticity to GDP Residential 0.7x Industrial 0.5x Commercial 0.7x Other 0.7x Other Commercial Industrial Residential CAGR 2010-2017= 3.2% Other revenues (R$ million) Growth of charged services, Revenue from provision of services, and Rentals and leasings in line with inflation after this date. Revenue from use of the network: equal to the growth in the tariff for the capitive market. CAGR 2010-2017= 2.7% Volume in the captive market (GWh) 598 836 862 912 957 908 933 973 1.009 2009 2010e 2011e 2012e 2013e 2014e 2015e 2016e 2017e 7,388 7,880 8,215 8,484 8,754 9,058 9,399 9,684 9,999 6,074 6,324 6,526 6,727 6,953 7,207 7,419 7,653 7,911 3,273 3,399 3,501 3,602 3,715 3,842 3,948 4,065 4,193 1,857 1,912 1,955 1,998 2,046 2,099 2,143 2,191 2,244 18,592 19,515 20,196 20,811 21,469 22,206 22,909 23,593 24,347 2009 2010e 2011e 2012e 2013e 2014e 2015e 2016e 2017e

PMSO (R$ million) 22 Light SESA Summary of forecasts PMSO growing at 50% of the rate of growth of volume, and updated by 100% of the IPCA inflation index. CAGR 2010-2017= 5,9% Other Services Material Peresonnel Losses as % of Gross revenue falling gradually over the period of the forecast. CAGR 2010-2017= (2.4)% Losses (R$ million) 251 222 240 256 272 289 307 324 342 274 339 353 377 399 424 450 476 502 89 80 83 88 94 99 106 112 118 26 34 36 38 40 42 45 48 50 640 675 712 759 805 854 908 959 1,013 2009 2010e 2011e 2012e 2013e 2014e 2015e 2016e 2017e 3.21% 3.42% 2.50% 2.00% 1.80% 1.80% 1.80% 1.80% 1.80% 246 274 230 201 195 190 201 216 232 2009 2010e 2011e 2012e 2013e 2014e 2015e 2016e 2017e

23 Light SESA Summary of forecasts In the first 2 years: 25% above the capex levels given in the Aneel Technical Note. Starting in 2013: in accordance with the average of the Aneel Technical Note, and updated by inflation, gradually approximating to the level of depreciation. Receivables: average period of 60 days. Payments: average period of 44 days. Changes in investment in Working capital are impacted by the processes of periodic Tariff Reviews. Capex (R$ million) Investment in Working capital (R$ million) 142 98 95 (84) 53 85 89 2011e 2012e 2013e 2014e 2015e 2016e 2017e 527 430 467 488 510 533 556 573 592 2009 2010e 2011e 2012e 2013e 2014e 2015e 2016e 2017e

24 Ebit (R$ million) Ebitda and Ebitda margin (R$ million) Net revenue (R$ million) Gross revenue (R$ million) Light SESA Summary of forecasts CAGR 2010-2017= 6.6% CAGR 2010-2017= 6.1% Ebitda margin Ebitda Captive Others Captive Others 7,656 8,008 9,217 10,034 10,856 10,579 11,163 12,009 12,864 598 836 862 912 957 908 933 973 1,009 8,254 8,844 10,079 10,946 11,813 11,487 12,096 12,982 13,873 2009 2010e 2011e 2012e 2013e 2014e 2015e 2016e 2017e 752 908 1,060 1,206 1,331 740 775 821 873 2009 2010e 2011e 2012e 2013e 2014e 2015e 2016e 2017e 1,032 1,226 1,514 1,684 1,835 1,271 1,335 1,410 1,491 16.2% 21.5% 23.9% 24.6% 24.9% 18.0% 17.7% 17.4% 17.3% 2009 2010e 2011e 2012e 2013e 2014e 2015e 2016e 2017e 5,046 5,706 6,345 6,851 7,382 7,072 7,520 8,079, 8,617 4,422 4,808 5,483 5,939 6,425 6,164 6,587 7,106 7,607 2009 2010e 2011e 2012e 2013e 2014e 2015e 2016e 2017e

25 Cash flow to the stockholder (R$ million) Light SESA Summary of cash flows 2011 2012 2013 2014 2015 2016 2017 Initial cash balance 311.5 210.4 219.9 229.8 240.1 250.3 260.4 Cash flow from operations 1,138.4 1,311.3 1,411.2 1,210.1 1,135.6 1,156.8 1,212.9 Ebitda 1,513.7 1,684.0 1,834.7 1,271.1 1,334.5 1,409.5 1,491.2 Taxes (Income tax, Social Contribution) (232.9) (274.7) (329.0) (145.3) (145.6) (167.3) (189.1) Change in working capital (142.4) (98.0) (94.5) 84.3 (53.3) (85.4) (89.2) Cash flow from investments (466.9) (488.0) (510.0) (533.0) (555.6) (573.4) (591.7) Cash flow from financing (387.1) (384.4) (384.8) (60.2) (301.9) (304.9) (302.3) Payments to stockholders (385.5) (429.4) (506.5) (606.6) (267.9) (268.5) (308.5) Final cash balance 210.4 219.9 229.8 240.1 250.3 260.4 270.8 Net debt / Ebitda 2.3x 2.1x 1.9x 2.9x 2.8x 2.6x 2.5x

II.b. Light Energia

27 Financial assumptions Light Energia Assumptions used in the valuation Item Assumption Assured Energy 537 MW, corresponding to Light’s current total installed generation. Sales tariffs The electricity tariff contracted varies under the present contracts; non-contracted electricity starts at R$130.0/MWh. Revenue deductions In line with historic figures, and assuming effective total rate of 4.55% for PIS and Cofins taxes. Operational expenses Growth in operational expenses in accordance with inflation. Capex R$ 36.1 million, growing with inflation. Depreciation 3.5%. Item Assumption Forecast horizon Up to 2046 (assuming one renewal of the present concession). Assumes reduction of 40% of the tariff in 2027 in Brazilian Reais. Ke 11.6% nominal. Payments to stockholders Distribution of 95% of the net profit generated in the period. Operational assumptions

Light Energia

Summary of forecasts

Gross revenue (R$ million)



CAGR 2010-2017= 13.8%
331
346
346
366
646
757
789
821
853
2009
2010e
2011e
2012e
2013e
2014e
2015e
2016e
2017e

Average sale tariff (R$ million)



74.4
75.1
72.4
76.6
135.0
158.2
164.9
171.5
178.4
2009
2010e
2011e
2012e
2013e
2014e
2015e
2016e
2017e

Ebitda and Ebitda Margin (R$ million)



69.3%
69.5%
68.6%
68.9%
81.6%
83.6%
83.6%
83.6%
83.6%
204
211
212
226
471
566
590
614
638
2009
2010e
2011e
2012e
2013e
2014e
2015e
2016e
2017e
Ebitda
Ebitda margin

Capex (R$ million)



51.8
34.2
36.0
34.2
34.9
36.5
38.1
39.6
41.2
2009
2010e
2011e
2012e
2013e
2014e
2015e
2016e
2017e

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.
28

29 Cash flow to the stockholder (R$ million) Light Energia Summary of cash flows 2011 2012 2013 2014 2015 2016 2017 Initial cash balance 136.5 129.9 135.8 141.9 148.3 154.6 160.7 Cash flow from operations 148.5 157.8 320.2 382.9 399.1 415.1 431.7 Ebitda 212.4 226.0 471.4 566.0 590.1 613.7 638.3 Taxes (Income tax, Social Contribution) (63.9) (68.1) (151.3) (183.1) (190.9) (198.6) (206.6) Change in working capital 0.0 0.0 0.0 0.0 0.0 0.0 0.0 Cash flow from investments (36.0) (34.2) (34.9) (36.5) (38.1) (39.6) (41.2) Cash flow from financing 4.1 13.4 4.4 2.5 2.4 2.3 2.6 Payments to stockholders (123.2) (131.2) (283.6) (342.6) (357.2) (371.6) (386.6) Final cash balance 129.9 135.8 141.9 148.3 154.6 160.7 167.2

II.c. Light ESCO

31 Light ESCO Assumptions used in the valuation Item Assumption Volume of sold energy Growth of electricity sold in accordance with growth of the captive market. Ebitda margin 10.0% of net revenue over the period of analysis. Capex Based on the growth of volume of energy sold. Item Assumption Ke 14.1% nominal Cost of debt 110% of the DI rate. DCF Other assumptions equal to those for Light SESA. Operational assumptions Financial assumptions

Light ESCO

Summary of forecasts

Gross revenue (R$ million)



CAGR 2010-2017= 7,0%
108
214
225
258
269
290
305
322
344
2009
2010e
2011e
2012e
2013e
2014e
2015e
2016e
2017e

Capex (R$ million)



4.2
4.0
4.1
5.3
5.5
5.6
5.8
6.0
6.2
2009
2010e
2011e
2012e
2013e
2014e
2015e
2016e
2017e

Ebitda and Ebitda margin (R$ million)



23.3%
12.5%
10.0%
10.0%
10.0%
10.0%
10.0%
10.0%
10.0%
21.5
21.5
17.1
20.0
21.9
23.3
24.6
26.0
27.9
2009
2010e
2011e
2012e
2013e
2014e
2015e
2016e
2017e
Ebitda
Ebitda margin

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

32

33 Cash flow to the stockholder (R$ million) Light ESCO Summary of cash flows 2011 2012 2013 2014 2015 2016 2017 Initial cash balance 12.3 18.7 17.8 18.6 19.4 20.3 21.1 Cash flow from operations 11.3 13.3 15.0 16.7 18.0 19.2 20.8 Ebitda 17.1 20.0 21.9 23.3 24.6 26.0 27.9 Taxes (Income tax, Social Contribution) (5.8) (6.7) (6.9) (6.6) (6.7) (6.8) (7.1) Change in working capital 0.0 0.0 0.0 0.0 0.0 0.0 0.0 Cash flow from investments (4.1) (5.3) (5.5) (5.6) (5.8) (6.0) (6.2) Cash flow from financing (0.8) 1.8 3.7 2.6 0.9 (0.1) (1.2) Payments to stockholders 0.0 (10.7) (12.4) (12.8) (12.2) (12.3) (12.5) Final cash balance 18.7 17.8 18.6 19.4 20.3 21.1 21.9

III. Appendices

35 Appendix Principal macroeconomic assumptions used in the valuation Source: Banco Bradesco S.A Economic Research and Studies Department (Depec). Macroeconomic assumptions 4Q10 2011 2012 2013 2014 2015 2016 2017 2026 2046 Brazilian GDP 5.88% 4.53% 4.40% 4.80% 5.20% 4.20% 4.50% 4.80% 5.00% 5.00% Inflation IGP-M inflation index 3.18% 5.30% 4.50% 4.50% 4.50% 4.25% 4.00% 4.00% 4.00% 4.00% IPCA inflation index 2.22% 5.20% 4.51% 4.50% 4.50% 4.25% 4.00% 4.00% 4.00% 4.00% Exchange rate US$ - end of period 1.70 1.70 1.74 1.78 1.83 1.87 1.91 1.94 2.31 3.41 US$ - average 1.69 1.70 1.72 1.76 1.81 1.85 1.89 1.93 2.29 3.38 Interest rates TJLP - Period 1.47% 6.00% 5.87% 5.50% 5.50% 5.50% 5.50% 5.50% 5.50% 5.50% CDI - Period 2.23% 10.74% 10.50% 10.25% 10.00% 9.75% 9.50% 9.25% 7.75% 7.75% Libor - Period 0.07% 0.29% 0.97% 3.04% 4.66% 4.66% 4.66% 4.66% 4.66% 4.66%

36 Appendix Beta calculation details Sources: Bloomberg, CVM. Notes: (1) Figures for January 14, 2011; (2) Target capital structure based on leverage limit of 2.5x; (3) Due to absence of comparable companies, and volatility, we use an estimate by Bradesco BBI. Calculation of Beta1 1 d/e² Marginal tax rate Light SESA 0.49 0.67 34.0% 0.70 Light Energia 0.67 0.20 34.0% 0.76 Light ESCO 1.201 Unleveraged Beta Leveraged Beta Company Country Market Net Leveraged D / E Marginal Unleveraged R$ mn capitalization debt Beta - Lβm tax rate - T Beta - Uβm Tractebel Energia BR 17,918 3,101 0.79 17% 34% 0.71 CESP BR 8,798 2,499 1.05 28% 34% 0.88 AES Tietê BR 8,550 398 0.45 5% 34% 0.44 Eletropaulo BR 2,971 892 0.00 30% 34% 0.00 Equatorial Energia BR 1,249 815 1.21 65% 34% 0.85 Coelce BR 2,157 653 0.63 30% 34% 0.53 Celesc BR 1,653 (203) 0.52 -12% 34% 0.57 Cemig BR 17,189 8,605 0.71 50% 34% 0.53 CPFL BR 20,241 7,329 0.48 36% 34% 0.39 Copel BR 11,070 (23) 0.69 0% 34% 0.69 Energias do Brasil BR 6,019 2,104 0.65 35% 34% 0.53 Average, generation 0.76 17% 0.67 Median, generation 0.79 17% 0.71 Average, distribution 0.59 28% 0.49 Median, distribution 0.58 30% 0.55 Average, Sector 0.65 26% 0.56 Median, Sector 0.65 30% 0.53

37 Glossary Terms used Term Definition Beta; β Coefficient that quantifies the non-diversifiable risk to which an asset is subject. Determined by a linear regression between the series of variations in the price of an asset and the series of variations in the price of a portfolio of the market as a whole. Net cash Short-term financial assets available with high liquidity. Social Contribution Brazil’s Social Contribution tax on Net Profit. Bradesco DEPEC Economic Research Department of Bradesco. Net debt Total debt less net cash. Ebit Earnings Before Interest and Taxes. Ebitda Earnings Before Interest, Tax, Depreciation and Amortization. EMBI Emerging Markets Bond Index, an index that expresses the difference between the averages for sovereign debt securities of a given emerging country denominated in US dollars and US Treasury securities. Used by investors to measure the risk of investment of a given country. Equity A company’s owned net capital. GWh Gigawatt-hours – measures the electric power transformed and the time over which it is consumed.

38 Glossary (continued) Terms used Term Definition IR Brazilian income tax (Imposto de Renda). MRP Market Risk Premium – the additional return demanded by investors to compensate the additional risk incurred in investments in shares, compared to investments free of risk. PDD Provision for doubtful debtors (provision for doubtful receivables). Brasil Risk; Z Premium demanded by investors for the additional risk incurred for them to invest in Brazil in relation to a risk-free investment. S&P 500 The Standard & Poor’s 500 index of 500 companies traded on the two largest US stock exchanges (New York and Nasdaq); serves as reference for the stock market. Risk-free Rate Rate of return obtained on investment in an asset without risk. The parameter typically used is the rate of return on United States Treasury securities. US$ - dollars United States dollars. LTM Last 12 months. Equity Value Value of equity. Firm Value Equity value plus non-operational net liabilities. WACC Weighted Average Cost of Capital. Yield Financial yield or return in a given period.

7.               Presentation — “Assessment of the new accounting rules for the electricity sector,” Companhia Energética de Minas Gerais — CEMIG, February 24, 2011

ADOPTION OF INTERNATIONAL ACCOUNTING STANDARDS IN BRAZIL Department of Finance, Investor Relations and Financial Control of Holdings (DFN) Office of the Controller (CR) 1

Convergence Convergence of accounting to international standards does not change any of the following: Financial and operational management Strategy Cash flow Payment of taxes (so far) 2

The move to IFRS – a corporate “tsunami” for Brazil Up to 2006: IFRS used basically for consolidation of financial statements of European companies with operations in Brazil. Some recent history July 2007: Brazil’s Securities Commission (CVM) orders publication of consolidated financial statements in IFRS starting in 2010. November 2007: SEC announces it will accept filing of foreign companies’ financials in IFRS without reconciliation to USGAAP. August 2008: SEC proposes roadmap to obligatory publication of US companies’ financials in IFRS (2014–2016). 3

More than 100 countries require, or Adoption and use of IFRS worldwide allow, use of IFRS; or are converging toward IASB standards Require or allow IFRS Converting to or seeking to adopt IFRS Source: IASB site - http://www.iasb.org 4

Convergence – benefits Lower perception of risk Facilitates access to world capital markets Reduces assymmetry of information between controlling and minority stockholders Pronuncements by Brazil’s CPC (Accounting Statements Committee) place Brazilian accounting practically in full alignment with IFRS in 2010 5

Convergence – points to watch In some cases, interpretation of the criteria on adoption of accounting practices is centralized in international forums, where knowledge of the Brazilian corporate environment is limited. Initial adoption of the international standards allows companies to use optional criteria – which could cause comparability between financial statements in the electricity sector to be difficult, at the beginning. 6

2008 2009 2010 First financial statements under IFRS Last financial statements in BR GAAP First IFRS Period of presentation Comparative period Analysis of key impacts: The transition to IFRS – convergence of rules Full IFRS applicable on December 31, 2010, backdated Strategic implementation – roadmap, to identify: Accounting aspects. Processes, financial statements. Systems. Organisational preparation. Accumulation of data for the opening statement. Quarterly information in comparative IFRS Transition date. Opening balance sheet in IFRS on Jan. 1, 2009 Publication of first report in IFRS, on Dec. 31, 2010 7

Impacts from adoption of the international standards Presentation of the financial statements Provision of contingencies for lawsuits Financial charges capitalized Concessions for consideration Post-employment benefits Deemed costs to generation assets in the initial adoption Accounting of concessions – ICPC 01 Regulatory assets and liabilities 8

Presentation of financial statements Use of “non-operational items” and “extraordinary items” in the income statement is prohibited. Obligatory minimum dividends according to the Bylaws are recorded as liabilities in the Financial Statements. Dividends to be distributed in amounts higher than the minimum will be considered as obligations only after approval by the General Meeting of Stockholders. If the company does not comply with a covenant under a long-term loan agreement by the reporting date, the liability is classified as current even if the creditor has agreed, after the reporting date, not to demand any entitlement to early repayment that might arise from non-compliance. 9

Provisions for legal contingencies The new accounting rules change the criteria for provision and disclosure of contingencies for lawsuits: Previous accounting practice: Chances of loss assessed as Recording and reporting requirement 10 New accounting practice: Expectation of loss Recording and reporting requirement “Most probably Yes” Provison, and disclosure “Most probably No” No provision; disclosure of only the most significant actions. “Probable” Provision, and disclosure “Possible” No provision; disclosure of material legal actions “Remote” No provision; no disclosure

Previous accounting practice: Only loans and financings directly linked to works were capitalized. Capitalization of financing charges 11 New accounting practice: All loans and financings that were used to make the investment program possible are capitalized – they do not need to be “earmarked” to specific works. Impact on Cemig: Less debt costs posted in the income statement, principally in Cemig Distribuição, due to the higher volume of the capex program.

Previous accounting practice: Payments for concessions were posted directly as an expense, in linear form, during the concession. Concessions for consideration 12 New accounting practice: Value of the concession is accounted in full when the plant starts operating, in Intangible assets, with a counterpart obligation to pay, for the full present value. Impact on Cemig Increase in financial expenses due to updating of the present value of the payable amount. In compensation, there is a reduction in operational expense.

Previous accounting practice: Changes in the actuarial obligations were posted in operational expenses in accordance with the actuary’s estimates. Difference between the estimate and the actual (“the gap”) impacted the balance sheet only in a period of approximately 11 years (average time of service for active employees to reach retirement). CPC 33 – Benefits to employees 13 Procedure on initial adoption: On initial adoption of this Pronouncement, actuarial losses that have not been recognized in the financial statements (“the gap”) have to be posted directly against Stockholders’ equity. In Cemig’s case, R$ 618 million.

Impacts on Cemig: Additionally, Cemig will recognize the difference between the amount agreed with the Foundation, in relation to supplementation of retirement benefit, and the value of the Actuarial Assessment, which represents an additional difference of R$ 87 million. CPC 33 – Benefits to employees 14 As from 2009, the financial charges on the debt agreed with the Foundation will be posted in Financial revenue (expenses).

Accounting practice on adoption: In the initial adoption, on December 31, 2008, Cemig will make a valuation of its generation assets, at fair value, through contracting of a specialized valuation company, and approval of its Opinion by the Board of Directors. ICPC 10 – Initial application to fixed assets 15 Impacts on Cemig: Increase of Stockholders’ equity in the initial adoption, due to the revaluation of the generation assets. Reduction of net profit, from 2009, due to increase in the amount of the depreciation on the assets revalued.

INTANGIBLE Assets used in concession Amortization Present model ICPC 01 ICPC 01 – Accounting of concessions: distribution 16 FINANCIAL Assets to be indemnified Financial revenue FIXED ASSETS NET OF “SPECIAL OBLIGATIONS”

Accounting practice on adoption: Inside the distribution assets, a segregation has to be made, into: Financial assets and Intangible assets and it will be carried out according to the book value, without generating an effect in Stockholders’ equity. ICPC 01 – Accounting of concessions: distribution 17 The value of the assets that will be the the subject of indemnity at the end of the concession will be recognized as a Financial asset. The value of the assets that will be used during the concession, corresponding to depreciation of the assets, will be transferred to Intangible assets. In spite of the right to renewal of the distribution concession in 2016, contained in Cemig D’s concession contract, for the purposes of this separation of assets, described above, the first maturity of the concession – February, 2016 – was used.

ICPC 01 ICPC 01 (IFRIC 12) – Transmission FINANCIAL – Indemnity Assets to be indemnified Financial revenue Present model Financial revenue 18 FINANCIAL Permitted Annual Revenue (RAP) Present value of the RAP Financial revenue FIXED ASSETS

Accounting practice on initial adoption: Calculations backdated to the start of the concession, with posting of the effects up to December 31, 2008, in a counterpart line in Stockholders’ Equity. ICPC 01 – accounting of concessions Transmission – new concessions 19 Recognition of the greater part of the revenue during the construction of the project, giving rise to a financial asset. Recognition, as an expense, of the expenditure carried out during the period of construction of the transmission assets (extinction of the fixed asset).

Accounting practice on initial adoption: The financial asset is recognized at present value, and updated monthly by the discount rate and inflation. ICPC 01 – accounting of concessions Transmission – new concessions 20 This financial asset is amortized during the period of concession, in accordance with amounts of RAP (Permitted Annual Revenue) received. The difference between the amounts of RAP received and the value of the financial asset amortized in the period is recorded as a revenue from operation and maintenance of the assets. The higher portion of the net income to be obtained during the concession period is recorded in the first years.

Accounting practice at initial adoption: Application of the pronouncement as from December 31, 2008, due to the impossibility of calculating backdated to the start of the useful life of the assets. ICPC 01 – accounting of concessions Transmission – old concessions 21 The assets currently registered in Propert, Plant and Equipment will be transferred to Financial Assets based on the book values, without generating an effect in Stockholders’ Equity at the initial adoption. The assets registered in Financial Assets will be updated, starting in 2009, by the IGP-M inflation index.

Subject of great importance in financial statements of the electricity sector, especially in distributors. This question has been discussed by the International Accounting Statements Board (IASB) since 2005. Regulatory assets and liabilities 22 Difference of view between the representatives of IASB’s country members. Final statement by IASB expected in 2011. This results in the year of 2010 having no final rule on the subject. It is the auditors’ understanding that the present rules do not allow regulatory assets and liabilities to be recorded.

Due to this impasse, a consultation was formulated to the CVM, asking if the regulatory assets and liabilities of the Brazilian electricity sector are within the conceptual structure of the presentation and preparation of accounting statements under IFRS. Regulatory assets and liabilities 23 The answer – still pending – is expected to be given in the first half of March 2011.

ADOPTION OF INTERNATIONAL ACCOUNTING STANDARDS IN BRAZIL Department of Finance, Investor Relations and Financial Control of Holdings (DFN) Office of the Controller (CR) 24

8.               Summary of Minutes of the 503rd Meeting of Board of Directors, Companhia Energética de Minas Gerais – CEMIG, January 20, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY
CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 503RD MEETING

Date, time and place:	January 20, 2011 at 2.00 p.m. at the company’s head office,
Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Dorothea Fonseca Furquim Werneck; Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I                                            Election of new members and Chair:

Anamaria Pugedo Frade Barros, head of Cemig’s Corporate Executive Office, stated that there was a quorum for this meeting, and that on today’s date an Extraordinary General Meeting of stockholders had been held in which new members had been elected to the Company’s Board of Directors, replacing the former Board Member Sergio Alair Barroso, who resigned his position, as per a letter in the Company’s possession, and for the seat left vacant by the Board Member Aécio Ferreira da Cunha, who passed away in October, 2010.

It was thus necessary to elect a new Chair for this Board to complete the present period of office, that is to say up to the first meeting of the Board of Directors held after the Ordinary General Meeting of 2012.

II                              The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

III                          The chairman reported the creation, at the Extraordinary General Meeting of Stockholders held on today’s date, of the Office of Institutional Relations and Communication.

She also stated the need to appoint a new Chief Corporate Management Officer and a new Chief Trading Officer, altering the composition of the Executive Board so that its members shall serve the same period of office that remains for the other sitting members, that is to say, up to the first meeting of the Board of Directors held after the Annual General Meeting of 2012.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

IV                                   The Board approved:

a)              The proposal by the Board Member Lauro Sérgio Vasconcelos David, to elect, as Chair of the Board of Directors, the Board Member:

Dorothea Fonseca Furquim Werneck

– Brazilian, divorced, economist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Adauto Lúcio Cardoso 633, Belvedere, CEP 30320-290, Bearer of Identity Card 3758423-2, issued by the Public Safety Department of the State of Rio de Janeiro, and CPF 261863817-49.

to complete the present period of office, that is to say, up to the first meeting of the Board of Directors held after the Annual General Meeting of 2012,

maintaining the present Vice-Chairman,

Djalma Bastos de Morais

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, ay Av. Bandeirantes 665/401, Sion, CEP 30315-000, bearer of identity card 1966100268-CREA-RJ and CPF 006633526-49.

b)             The proposal by the Chairman, that Mr. Marco Antonio Rodrigues da Cunha should cease to be Chief Corporate Management Officer, and that Mr. Bernardo Afonso Salomão de Alvarenga should cease to be Chief Trading Officer,

– and that the following should be elected to serve the same period of office that remains to the other Chief Officers, that is to say, up to the first meeting of the Board of Directors held after the Annual General Meeting of 2012:

as Chief institutional Relations and Communication Officer:

Luiz Henrique Michalick

– Brazilian, married, journalist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Ernani Doyle 184, Belvedere, CEP 30320-270, bearer of Identity Card M-270172-SSPMG and CPF No. 177342826-87;

as Chief Corporate Management Officer:

Frederico Pacheco de Medeiros	- Brazilian, married, lawyer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Serranos 131/501, Serra, CEP 30315-340, bearer of Identity Card M-3473053-SSPMG and CPF 666838586-91;

and as Chief Trading Officer:

José Raimundo Dias Fonseca

- Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Av. Barbacena 1330/1402, Bloco 01, Santo Agostinho, CEP 30190-131, Identity Card 9407119-SSPSP and CPF 261986576-04.

c)              The minutes of this meeting.

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V                                       The Chairman stated that the members of the Executive Board are now as follows:

CEO:	Djalma Bastos de Morais;
Deputy CEO:	Arlindo Porto Neto;
Chief Trading Officer:	José Raimundo Dias Fonseca;
Chief Distribution and Sales Officer:	José Carlos de Mattos;
Chief Officer for Finance, Investor Relations and Financial Control of Holdings:	Luiz Fernando Rolla;
Chief Generation and Transmission Officer:	Luiz Henrique de Castro Carvalho;
Chief Corporate Management Officer:	Frederico Pacheco de Medeiros
Chief Officer for New Business Development and Corporate Control of Subsidiaries and Affiliates:	Fernando Henrique Schüffner Neto,
Chief Officer for the Gas Division:	Fuad Jorge Noman Filho;
Chief Counsel:	Maria Celeste Morais Guimarães;
Chief Institutional Relations and Communication Officer:	Luiz Henrique Michalick.

VI                                   The Chair and Vice-chair of the Board declared that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of the Government Workers and of the Senior Administration of the State of Minas Gerais.

VII                               The Chief Officers elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

VIII                           Discussion: The Board Members made comments on general business and matters of interest to the Company.

The following were present:

Board members:	Dorothea Fonseca Furquim Werneck,	Ricardo Antônio Mello Castanheira,
	Djalma Bastos de Morais,	Adriano Magalhães Chaves,
	Antônio Adriano Silva,	Fernando Henrique Schüffner Neto,
	Arcângelo Eustáquio Torres Queiroz,	Franklin Moreira Gonçalves,
	Francelino Pereira dos Santos,	Lauro Sérgio Vasconcelos David,
	Guy Maria Villela Paschoal,	Paulo Sérgio Machado Ribeiro,
	João Camilo Penna,	Tarcísio Augusto Carneiro,
	Luiz Carlos Costeira Urquiza,	Maria Estela Kubitschek Lopes,
	Saulo Alves Pereira Junior,	Paulo Roberto Reckziegel Guedes;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros.

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